

MNB Mountain National Bank

Annual Report

December 31, 2009

Mountain National Bancshares, Inc.

April 6, 2010

Fellow Shareholders,

I am writing to provide the results of operations for your Company for the year ended December 31, 2009. As I mentioned in last year's letter, 2009 was indeed a very difficult and challenging year. As we felt the national recession's full force in East Tennessee, **Mountain National Bank** was not spared from the fallout.

Delinquencies and foreclosed properties increased beyond what anyone would have expected. Our neighbors and customers struggled, and **Mountain National Bank** was there to try to help. We have restructured many loans trying to help people through these tough times. That's what we do as a local bank. We are here to help in good times and in bad times.

As a result of these difficulties, we also made the decision to substantially increase our Allowance for Loan and Lease Losses (the ALLL) to a year-end balance of $11,672,802 representing 2.78% of total loans. The net result of increased funding to the ALLL as well as decreased income from restructured or nonperforming loans combined to create a loss for 2009 of $4,228,395 - the first loss we have incurred since 1999. We funded our Allowance for Loan and Lease Losses at this level after an extensive review of our loan portfolio, and believe that we have addressed the more serious potential problems within the portfolio. Other borrowers could fall on hard times, and this could require additional provisions for loan losses.

Fortunately, the Company and the Bank have very strong capital levels to see us through such losses. At year end for the Bank, our wholly owned subsidiary, total capital was $59.37 million dollars, or 9.14% of total assets, and our risk-based capital stands at 14.02%.

For the year, loans decreased by $12,724,812, or 3.03% to $407.7 million dollars. Deposits grew to $510,614.41, an increase of 12.31% or $55 million dollars. During the year, we opened our 9th office in Sevier County at 305 New Riverside Drive in Sevierville. This brings the total number of **Mountain National Bank** offices in Sevier and Blount Counties to 12. We invite you stop by and visit this new office or any other office of the Bank. We would be happy to serve you.

Given the loss incurred in 2009, Bank Management has embarked on many cost-cutting initiatives to increase profitability and to help to overcome the challenges posed by restructured or non-performing loans. We are trying to cut costs wherever possible, and our entire staff has been challenged to be creative in seeking ways to save money and decrease expenses. They are a special group of people who are dedicated to our Company, and we are grateful for them. They will respond to the challenge.

I wish you and East Tennessee a better 2010 and look forward to serving you and our communities in the coming year. I thank you for your support and please stop by or call if we can be of service to you.

Best regards,



Dwight B. Grizzell
President and
Chief Executive Officer

SEC Mail Processing
Section

APR 13 2010

Washington, DC
110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2009

or

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ________ to ________

Commission file number: 000-49912

MOUNTAIN NATIONAL BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Tennessee	75-3036312
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
300 East Main Street, Sevierville, Tennessee	**37862**
(Address of principal executive offices)	(Zip code)

(865) 428-7990
(Registrant's telephone number, including area code)

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, $1.00 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. **Yes** [ ] **No [X]**

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. **Yes** [ ] **No** [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **Yes** [X] **No** [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (of for such shorter period that the registrant was required to submit and post such files). **Yes [ ] No [ ]**

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.
[ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ] Accelerated filer [ ]
Non-accelerated filer [ ] (Do not check if a smaller reporting company) Smaller reporting company [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes [ ] No [X]

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $39,474,165.

There were 2,631,611 shares of Common Stock outstanding as of February 28, 2010.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2010 Annual Meeting of Shareholders (the "2010 Proxy Statement") are incorporated by reference into Part III of this Report. Other than those portions of the 2010 Proxy Statement specifically incorporated by reference herein pursuant to Part III, no other portions of the 2010 Proxy Statement shall be deemed so incorporated.

MOUNTAIN NATIONAL BANCSHARES, INC.
Annual Report on Form 10-K
For the Fiscal Year Ended December 31, 2009

Table of Contents

Item Number		Page Number
	Part I	
1.	Business	1
1A.	Risk Factors	21
2.	Properties	29
3.	Legal Proceedings	30
4.	Removed and Reserved	31
	Part II	
5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	31
7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	32
8.	Financial Statements and Supplementary Data	62
9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	63
9A(T).	Controls and Procedures	63
9B.	Other Information	64
	Part III	
10.	Directors, Executive Officers and Corporate Governance	64
11.	Executive Compensation	64

12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 64

13. Certain Relationships and Related Transactions, and Director Independence 64

14. Principal Accountant Fees and Services 65

Part IV

15. Exhibits and Financial Statement Schedules 65

Signatures 68

PART I

ITEM 1. BUSINESS

Forward-Looking Statements

Certain of the statements made herein under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere, are "forward-looking statements" within the meaning and subject to the protections of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance or achievements of Mountain National Bancshares, Inc. ("Mountain National" or the "Company") to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "seek," "attempt," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target," "potential" and other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation, those set forth in Item 1A. Risk Factors below and the following factors:

- the effects of greater than anticipated deterioration in economic and business conditions (including in the residential and commercial real estate construction and development segment of the economy) nationally and in our local market;
- deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses;
- lack of sustained growth in the economy in the Sevier County and Blount County, Tennessee area;
- government monetary and fiscal policies as well as legislative and regulatory changes, including changes in banking, securities and tax laws and regulations;
- the risks of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities;
- the effects of competition from a wide variety of local, regional, national and other providers of financial, investment, and insurance services;
- the failure of assumptions underlying the establishment of reserves for possible loan losses and other estimates;
- the risks of mergers, acquisitions and divestitures, including, without limitation, the related time and costs of implementing such transactions, integrating operations as

part of these transactions and the possible failure to achieve expected gains, revenue growth and/or expense savings from such transactions;

- the effects of failing to comply with our regulatory commitments;
- changes in accounting policies, rules and practices;
- changes in technology or products that may be more difficult, or costly, or less effective, than anticipated;
- the effects of war or other conflicts, acts of terrorism or other catastrophic events that may affect general economic conditions;
- results of regulatory examinations; and
- other factors and information described in this report and in any of our other reports that we make with the Securities and Exchange Commission (the "Commission") under the Exchange Act.

All written or oral forward-looking statements that are made by or are attributable to us are expressly qualified in their entirety by this cautionary notice. Except as required by the federal securities laws we do not undertake to update, revise or correct any of the forward-looking statements after the date of this report, or after the respective dates on which such statements otherwise are made.

The Company

Mountain National is a bank holding company registered with the Board of Governors of the Federal Reserve System ("Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The Company provides a full range of banking services through its banking subsidiary, Mountain National Bank (the "Bank").

For the purposes of the discussions in this report, the words "we," "us," and "our" refer to the combined entities of the Company and the Bank unless otherwise indicated or evident. The Company's main office is located at 300 East Main Street, Sevierville, Tennessee 37862. The Company was incorporated as a business corporation in March 2002 under the laws of the State of Tennessee for the purpose of acquiring 100% of the issued and outstanding shares of common stock of the Bank. Effective July 1, 2002, the Company and the Bank entered into a reorganization pursuant to which the Company acquired 100% of the outstanding shares of the Bank and the shareholders of the Bank became the shareholders of the Company. In June 2003, the Company received approval from the Federal Reserve Bank of Atlanta to become a bank holding company.

At December 31, 2009, the assets of the Company consisted primarily of its ownership of the capital stock of the Bank.

The Company is authorized to engage in any activity permitted by law to a corporation, subject to applicable federal and state regulatory restrictions on the activities of bank holding companies. The Company's holding company structure provides it with greater flexibility than the Bank would otherwise have relative to expanding and diversifying its business activities through newly formed subsidiaries or through acquisitions. While management of the Company has no present plans to engage in any other business activities, management may from time to time study the feasibility of establishing or acquiring subsidiaries to engage in other business activities to the extent permitted by law.

The Bank

The Bank is organized as a national banking association. The Bank applied to the Office of the Comptroller of the Currency (the "OCC"), and the Federal Deposit Insurance Corporation, (the "FDIC"), on February 16, 1998, to become an insured national banking association. The Bank received approval from the OCC to organize as a national banking association on June 16, 1998 and commenced business on November 23, 1998. The Bank's principal business is to accept demand and savings deposits from the general public and to make residential mortgage, commercial and consumer loans.

Our Banking Business

General. Our banking business consists primarily of traditional commercial banking operations, including taking deposits and originating loans. We conduct our banking activities from our main office located in Sevierville, Tennessee and through eight additional branch offices in Sevier County, Tennessee, as well as a regional headquarters and two branch offices in Blount County, Tennessee. We operate two branch offices in Gatlinburg, two branch offices in Pigeon Forge, a branch office in Seymour, a branch office in Kodak, two branch offices in Sevierville, all in Sevier County, and two branch offices and our Blount County regional headquarters in Maryville, Blount County, Tennessee. The retail nature of our commercial banking operations allows for diversification in the number of our depositors and borrowers, and we do not believe that we are dependent on a single or a few customers.

We offer a variety of retail banking services. We seek savings and other time and demand deposits from consumers and businesses in our primary market area by offering a full range of deposit accounts, including savings, demand deposit, retirement, including individual retirement accounts, or "IRA's," and professional and checking accounts, as well as certificates of deposit. We use the deposit funds we receive to originate mortgage, commercial and consumer loans, and to make other authorized investments. In addition, we currently maintain 21 full-service ATMs throughout our market area. Because the Bank is a member of a number of payment systems networks, Bank customers may also access banking services through ATMs and point of sale terminals throughout the world. In addition to traditional deposit-taking and lending services, we also provide a variety of checking accounts, savings programs, night depository services, safe deposit facilities and credit card plans.

The banking industry is significantly affected by prevailing economic conditions, as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, the housing industry and financial institutions. Deposits at commercial banks are influenced by economic conditions, including interest rates and competing investment instruments, levels of personal income and savings, among others. Lending activities are also influenced by a number of economic factors, including demand for and supply of housing, conditions in the construction industry, local economic and seasonal factors and availability of funds. Our primary sources of funding for lending activities include savings and demand deposits, income from investments, loan principal payments and borrowings. For additional information relating to our deposits and loans, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Market Areas. Our primary market areas are Sevier and Blount Counties, contiguous counties located in eastern Tennessee. We intend to continue our focus on these primary market areas in the future. Additionally, even with our current market area focus, some of our business may come from other areas contiguous to our primary market area.

Lending Activities

General. We concentrate on developing a diversified loan portfolio consisting of first mortgage loans secured by residential properties, loans secured by commercial properties and other commercial and consumer loans.

Real Estate Lending. We originate permanent and construction loans having terms in the case of the permanent loans of up to 30 years that are typically secured by residential real estate comprised of single-family dwellings and multi-family dwellings of up to four units. All of our residential real estate loans consist of conventional loans that are not insured or guaranteed by government agencies. We also originate and hold in our portfolio traditional fixed-rate mortgage loans in appropriate circumstances.

Consumer Lending. We originate consumer loans that typically fall into the following categories:

- loans secured by junior liens on real estate, including home improvement and home equity loans, which have an average maturity of about three years and generally are limited to 80% of appraised value, and home equity lines of credit;
- loans secured by personal property, such as automobiles, recreational vehicles or boats, which typically have 36 to 60 month maturities;
- loans to our depositors secured by their time deposit accounts or certificates of deposit;
- unsecured personal loans and personal lines of credit; and
- credit card loans.

Consumer loans generally entail greater risk than residential mortgage loans, particularly in the case of consumer loans that are unsecured or that are secured by rapidly depreciating assets such as automobiles. Where consumer loans are unsecured or secured by depreciating assets, the absence of collateral or the insufficiency of any repossessed collateral to serve as an adequate source of repayment of the outstanding loan balance poses greater risk of loss to us. When a deficiency exists between the outstanding balance of a defaulted loan and the value of collateral repossessed, the borrower's financial instability and life situations that led to the default (which may include job loss, divorce, illness or personal bankruptcy, among other things) often do not warrant substantial further collection efforts. Furthermore, the application of various federal and state laws, including federal bankruptcy and state insolvency laws, may limit the amount that we can recover in the event a consumer defaults on an unsecured or undersecured loan.

Construction Lending. We offer single-family residential construction loans to borrowers for construction of one-to-four family residences in our primary market area. Generally, we limit

our construction lending to construction-permanent loans and make these loans to individuals building their primary residences. We also originate construction loans to selected local builders for construction of single-family dwellings.

Our construction loans may have fixed or adjustable interest rates and are underwritten in accordance with the same standards that we apply to permanent mortgage loans, with the exception that our construction loans generally provide for disbursement of the loan amount in stages during a construction period of up to 12 months, during which period the borrower is required to make monthly payments of accrued interest on the outstanding loan balance. We typically require a maximum loan-to-value ratio of 80% on construction loans we originate. While our construction loans generally convert to permanent loans following construction, the construction loans we extend to builders generally require repayment in full upon the completion of construction, or, alternatively, may be assumed by the borrower.

Construction lending affords us the opportunity to earn higher interest rates and fees with shorter terms to maturity than does single-family permanent mortgage lending. Construction lending, however, is generally considered to involve a higher degree of risk than single-family permanent mortgage lending because of the inherent difficulty in estimating both a property's value at completion of the project and the projected cost of the project. If the estimate of construction cost proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to complete the project. If the estimate of value upon completion proves inaccurate, we may be confronted at, or prior to, the maturity of the loan with collateral of insufficient value to assure full repayment. Construction projects may also be jeopardized by downturns in the economy or demand in the area where the project is being undertaken, disagreements between borrowers and builders and by the failure of builders to pay subcontractors. Loans to builders to construct homes for which no purchaser has been identified carry more risk because the builder's ability to repay the loan is often dependent on the builder's ability to sell the property prior to the time the construction loan becomes due.

Commercial Lending. We originate secured and unsecured loans for commercial, corporate, business and agricultural purposes, and we engage in commercial real estate activities consisting of loans for hotels, motels, restaurants, retail store outlets and service providers such as insurance agencies. Currently, we concentrate our commercial lending efforts on originating loans to small businesses for purposes of providing working capital, capital improvements, and construction and leasehold improvements. These loans typically have one-year maturities, if they are unsecured loans, or, in the case of small business loans secured by real estate, have an average maturity of five years. We also participate in the Small Business Administration's guaranteed commercial loan program.

Commercial lending, while generally considered to involve a higher degree of credit risk than long-term financing of residential properties, generally provides higher yields and greater interest rate sensitivity than do residential mortgage loans. Commercial loans are generally adjustable rate loans or loans that have short-term maturities of one to three years. The higher risks inherent in commercial lending include risks specific to the business venture, delays in leasing the collateral and excessive collateral dependency, vacancy, delays in obtaining or inability to obtain permanent financing and difficulties we may experience in exerting influence over or acquiring the collateral following a borrower's default. Moreover, commercial loans often carry larger loan balances to single borrowers or groups of related borrowers than do residential

real estate loans. With respect to commercial real estate lending, the borrower's ability to make principal and interest payments on loans secured by income-producing properties is typically dependent on the successful operation of the related real estate project and thus may be subject to a greater extent to adverse conditions in the real estate market or in the economy generally. We attempt to mitigate the risks inherent in commercial lending by, among other things, securing our loans with adequate collateral and extending commercial loans only to persons located in our primary market area.

Creditworthiness and Collateral. We require each prospective borrower to complete a detailed loan application which we use to evaluate the applicant's creditworthiness. All loan applications are reviewed and approved or disapproved in accordance with guidelines established by the Bank's Board of Directors. We also require that loan collateral be appraised by an in house evaluation or by independent appraisers approved by the Bank's Board of Directors and require borrowers to maintain fire and casualty insurance on collateral in accordance with guidelines established by the Bank's Board of Directors. Title insurance is required for most real property collateral.

Loan Originations. We originate loans primarily for our own portfolio but, subject to market conditions, we may sell certain loans we originate in the secondary market. Initially, most of our loans are originated based on referrals and to walk-in customers. We also use various methods of local advertising to stimulate originations.

Secondary Market Activities. We engage in secondary mortgage market activities, principally the sale of certain residential mortgage loans on a servicing-released basis, subject to market conditions. Secondary mortgage market activities permit us to generate fee income and sale income to supplement our principal source of income - net interest income resulting from the interest margin between the yield on interest-earning assets like loans and investment securities and the interest paid on interest-bearing liabilities such as savings deposits, time deposit certificates and funds borrowed by the Bank.

From time to time we originate a limited number of permanent, conventional residential mortgage loans that we sell on a servicing-released basis to private institutional investors such as savings institutions, banks, life insurance companies and pension funds. We originate these loans on terms and conditions similar to those required for sale to the Federal Home Loan Mortgage Corporation ("FHLMC"), and the Federal National Mortgage Association ("FNMA"), except that we occasionally offer these loans with higher dollar limits than are permissible for FHLMC or FNMA-eligible loans.

The loan-to-value ratios we require for the residential mortgage loans we originate are determined based on guidelines established by the Bank's Board of Directors pursuant to applicable law.

Income from Lending Activities. Our lending activities generate interest and loan origination fee income. Loan origination fees are calculated as a percentage of the principal amount of the mortgage loans we originate and are charged to the borrower by the Bank for originating the loan. We also receive loan fees and charges related to existing loans, which include late charges and assumption fees.

Loan Delinquencies and Defaults. When a borrower fails to make a required loan payment for 30 days, we classify the loan as delinquent. If the delinquency exceeds 90 days and is not cured through the Bank's normal collection procedures, we institute more formal recovery efforts. If a foreclosure action is initiated and the loan is not reinstated, paid in full or refinanced, the property is sold at a judicial or trustee sale at which, in some instances, the Bank acquires the property. Thereafter, such acquired property is recorded in the Bank's records as "other real estate owned" ("OREO") until the property is sold. In some cases, we may finance sales of OREO, which may involve our origination of "loans to facilitate" that typically involve a lower down payment or a longer term.

Investment Activities

Our investment securities portfolio is an integral part of our total assets and liabilities management strategy. We use our investments, in part, to further our interest rate risk management objective of reducing our sensitivity to interest-rate fluctuations. Our primary objective in making investment determinations with respect to our securities portfolio is to achieve a high degree of maturity and rate matching between these assets and our interest-bearing liabilities. In order to achieve this goal, we concentrate our investments, which constituted approximately 23% of our total assets at December 31, 2009, in U.S. government securities or other securities of similar low risk. The U.S. government and other investment-grade securities in which we invest typically have maturities ranging from 30 days to 30 years.

Sources of Funds

General. Deposits are the primary source of funds we use to support our lending activities and other general business activities. Other sources of funds include loan repayments, loan sales and borrowings. Although deposit activity is significantly influenced by fluctuations in interest rates and general market conditions, loan repayments are a relatively stable source of funds. We also use short-term borrowings to compensate in periods where our normal funding sources are insufficient to satisfy our funding needs. We use long-term borrowings to support extended activities and to extend the term of our liabilities.

Deposits. We offer a variety of programs designed to attract both short-term and long-term deposits from the general public in our market areas. These programs include savings accounts, NOW accounts, demand deposit accounts, money market deposit accounts, fixed-rate and variable-rate certificate of deposit accounts of varying maturities, retirement accounts and certain other accounts. We particularly focus on promoting long-term deposits, such as IRA accounts and certificates of deposit. Additionally, we use brokered deposits that are comparable to our traditional certificates of deposit.

Borrowings. The Bank became a member of the Federal Home Loan Bank of Cincinnati (the "FHLB of Cincinnati") in December 2001. The FHLB of Cincinnati functions as a central reserve bank that provides credit for member institutions. As a member, the Bank is required to own capital stock in the FHLB of Cincinnati. Membership in the FHLB of Cincinnati entitles the Bank, provided certain standards related to creditworthiness have been met, to apply for advances on the security of the FHLB of Cincinnati stock it holds as well as on the security of certain of its residential mortgage loans, commercial loans and other assets (principally, its investment securities that are obligations of, or guaranteed by, the United States). The FHLB of Cincinnati

makes advances to the Bank pursuant to several different credit programs. Each credit program has its own interest rate and range of maturities. Interest rates on FHLB of Cincinnati advances are generally variable and adjust to reflect actual conditions existing in the credit markets. The uses for which we may employ funds received pursuant to FHLB of Cincinnati advances are prescribed by the various lending programs, which also prescribe borrowing limitations. Acceptable uses prescribed by the FHLB of Cincinnati have included expansion of residential mortgage lending and funding short-term liquidity needs. Depending on the particular credit program under which we borrow, borrowing limitations are generally based on the FHLB of Cincinnati's assessment of our creditworthiness. The FHLB of Cincinnati is required to review the credit limitations and standards to which we are subject at least once every six months.

Financing. In August of 1998, the Bank completed an offering of common stock which yielded proceeds of $12,000,000. On November 7, 2003, the Company completed the sale, through its wholly owned statutory trust subsidiary, MNB Capital Trust I, of $5,500,000 of trust preferred securities, which we refer to as "Capital Securities I," which mature on December 31, 2033, and have a liquidation amount of $50,000 per Capital Security. Interest on the Capital Securities I is to be paid quarterly on the last day of each March, June, September and December and is reset quarterly based on the three-month LIBOR plus 305 basis points. The Company used the net proceeds from the offering of Capital Securities I to pay off an outstanding line of credit.

On June 20, 2006, the Company completed the sale, through its wholly owned statutory trust subsidiary, MNB Capital Trust II, of $7,500,000 of trust preferred securities, which we refer to as "Capital Securities II," which mature on July 7, 2036, and have a liquidation amount of $1,000 per Capital Security. Interest on the Capital Securities II is to be paid quarterly on the seventh day of each January, April, July and October and is reset quarterly based on the three-month LIBOR plus 160 basis points. The Company used the net proceeds from the offering of Capital Securities II to increase regulatory capital for the Company and for operating funds for the Bank.

During the third quarter of 2005, the Company sold 416,500 shares of common stock. This sale resulted in an increase in common stock and surplus of approximately $9,896,500. In connection with the offering, there were 416,500 warrants issued, one warrant for each share of stock sold, that had an exercise price of $25.20 per warrant. The warrants could be exercised beginning after one year from the date of the sale of the common stock, and had to be exercised no later than two years from the date of the sale. The final day to exercise the common stock warrants was September 7, 2007. During the period in which they could be exercised, 476,194 out of 482,151 (adjusted for 5% stock dividends) warrants were exercised at a weighted average exercise price of $21.77 (adjusted for 5% stock dividends). The total corresponding increase to shareholders' equity from the conversion of the stock warrants to common stock from September 7, 2006 to September 7, 2007, the period the warrants could be exercised, was approximately $10,367,000.

Competition

We face significant competition in our primary market areas from a number of sources, including eight commercial banks and one savings institution in Sevier County and twelve commercial banks and one savings institution in Blount County. As of June 30, 2009, there were 57 commercial bank branches and three savings institutions branches located in Sevier County and 52 commercial bank branches and one savings institution branch located in Blount County.

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and other federal and state laws have resulted in increased competition from both conventional banking institutions and other businesses offering financial services and products. Mortgage banking firms, finance companies, real estate investment trusts, insurance companies, leasing companies and certain government agencies provide additional competition for loans and for certain financial services. We also compete for deposit accounts with a number of other financial intermediaries, including securities brokerage firms, money market mutual funds, government and corporate securities and credit unions. The primary criteria on which institutions compete for deposits and loans are interest rates, loan origination fees and range of services offered.

As evidenced by our historical deposit and loan growth, notwithstanding the net reduction in loans during 2009, and as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations," we have been able to compete with our larger, more established competitors by attracting customers from existing financial institutions as well as from growth in our communities by focusing on providing a high level of customer service and by providing the products most important to our customers. During our operating history, we have been successful in hiring a staff with significant local bank experience that shares our commitment to providing our customers with the highest levels of customer service. While focusing on customer service, we are also able to offer our customers most of the banking services offered by our local competitors, including Internet banking, investment services and sweep accounts.

Employees

We currently employ a total of 181 employees, including 180 full time employees. We are not a party to any collective bargaining agreements with our employees, and we consider relations with our employees to be good.

Seasonality

Due to the predominance of the tourism industry in Sevier County, a significant portion of our commercial loan portfolio is concentrated within that industry. The predominance of the tourism industry also makes our business more seasonal in nature than may be the case with banks and financial institutions in other market areas. Deposit growth generally slows during the first quarter each year and then increases during each of the last three quarters. Our cost of funds tends to increase during the first quarter each year due to our dependence on borrowed funds that typically have a higher interest rate than our core deposits. The tourism industry in Sevier County has remained relatively stable during the past couple of years, particularly with respect to overnight rentals and hospitality services, and management does not anticipate any significant changes in that trend in the future.

Supervision and Regulation

Supervision and Regulation

Bank holding companies and banks are extensively regulated under federal and state law. This discussion is qualified in its entirety by reference to the particular statutory and regulatory provisions referred to below and is not intended to be a complete description of the statutes or regulations applicable to the Company's and the Bank's business. Supervision, regulation, and examination of the Company and the Bank and their respective subsidiaries by the bank regulatory agencies are intended primarily for the protection of bank depositors rather than holders of Company capital stock. Any change in applicable law or regulation may have a material effect on the Company's business.

Bank Holding Company Regulation

The Company, as a bank holding company, is subject to supervision and regulation by the Board of Governors of the Federal Reserve under the BHC Act. Bank holding companies are generally limited to the business of banking, managing or controlling banks, and other activities that the Federal Reserve determines to be so closely related to banking, or managing or controlling banks, as to be a proper incident thereto. The Company is required to file with the Federal Reserve periodic reports and such other information as the Federal Reserve may request. The Federal Reserve examines the Company and may examine non-bank subsidiaries the Company may acquire.

The BHC Act requires prior Federal Reserve approval for, among other things, the acquisition by a bank holding company of direct or indirect ownership or control of more than 5% of the voting shares or substantially all the assets of any bank, or for a merger or consolidation of a bank holding company with another bank holding company. With certain exceptions, the BHC Act prohibits a bank holding company from acquiring direct or indirect ownership or control of voting shares of any company which is not a bank or bank holding company, and from engaging directly or indirectly in any activity other than banking or managing or controlling banks or performing services for its authorized subsidiaries. A bank holding company, may, however, engage in or acquire an interest in a company that engages in activities which the Federal Reserve has determined by regulation or order to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

The Gramm-Leach-Bliley Act of 1999 (the "GLB Act") substantially revised the statutory restrictions separating banking activities from certain other financial activities. Under the GLB Act, bank holding companies that are "well-capitalized" and "well-managed", as defined in Federal Reserve Regulation Y, which have and maintain "satisfactory" Community Reinvestment Act ("CRA") ratings, and meet certain other conditions, can elect to become "financial holding companies." Financial holding companies and their subsidiaries are permitted to acquire or engage in previously impermissible activities such as insurance underwriting, securities underwriting, travel agency activities, broad insurance agency activities, merchant banking, and other activities that the Federal Reserve determines to be financial in nature or complementary thereto. In addition, under the merchant banking authority added by the GLB Act and Federal Reserve regulation, financial holding companies are authorized to invest in

companies that engage in activities that are not financial in nature, as long as the financial holding company makes its investment with the intention of limiting the term of its investment and does not manage the company on a day-to-day basis, and the invested company does not cross-market with any of the financial holding company's controlled depository institutions. Financial holding companies continue to be subject to the overall oversight and supervision of the Federal Reserve, but the GLB Act applies the concept of functional regulation to the activities conducted by subsidiaries. For example, insurance activities would be subject to supervision and regulation by state insurance authorities. While the Company has no present plans to become a financial holding company, it may elect to do so in the future in order to exercise the broader activity powers provided by the GLB Act. The GLB Act also includes consumer privacy provisions, and the federal bank regulatory agencies have adopted extensive privacy rules implementing the GLB Act.

The Company is a legal entity separate and distinct from the Bank. Various legal limitations restrict the Bank from lending or otherwise supplying funds to the Company. The Company and the Bank are subject to Section 23A of the Federal Reserve Act and Federal Reserve Regulation W thereunder. Section 23A defines "covered transactions," which include extensions of credit, and limits a bank's covered transactions with any affiliate to 10% of such bank's capital and surplus. All covered and exempt transactions between a bank and its affiliates must be on terms and conditions consistent with safe and sound banking practices, and banks and their subsidiaries are prohibited from purchasing low-quality assets from the bank's affiliates. Finally, Section 23A requires that all of a bank's extensions of credit to its affiliates be appropriately secured by acceptable collateral, generally United States government or agency securities. The Company and the Bank also are subject to Section 23B of the Federal Reserve Act, which generally limits covered and other transactions among affiliates to be on terms, including credit standards, that are substantially the same or at least as favorable to the bank or its subsidiary as those prevailing at the time for similar transactions with unaffiliated companies.

The BHC Act permits acquisitions of banks by bank holding companies, such that Mountain National and any other bank holding company located in Tennessee may acquire a bank located in any other state, and any bank holding company located outside Tennessee may lawfully acquire any bank based in another state, subject to certain deposit-percentage, age of bank charter requirements, and other restrictions. Federal law also permits national and state-chartered banks to branch interstate through acquisitions of banks in other states. Under Tennessee law, in order for an out-of-state bank or bank holding company to establish a branch in Tennessee, the bank or bank holding company must purchase an existing bank, bank holding company, or branch of a bank in Tennessee which has been in existence for at least three years. *De novo* interstate branching is permitted under Tennessee law on a reciprocal basis. The Bank is eligible to be acquired by any bank or bank holding company, whether inter-or intrastate, since it has been in existence for more than three years.

Federal Reserve policy requires a bank holding company to act as a source of financial strength and to take measures to preserve and protect bank subsidiaries in situations where additional investments in a troubled bank may not otherwise be warranted. In addition, under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), where a bank holding company has more than one bank or thrift subsidiary, each of the bank holding company's subsidiary depository institutions are responsible for any losses to the FDIC as a result of an affiliated depository institution's failure. As a result, a bank holding company may be

required to loan money to its subsidiaries in the form of capital notes or other instruments that qualify as capital under regulatory rules. However, any loans from the holding company to such subsidiary banks likely will be unsecured and subordinated to such bank's depositors and perhaps to other creditors of the bank.

Bank Regulation

The Bank is subject to supervision, regulation, and examination by the OCC which monitors all areas of the operations of the Bank, including reserves, loans, mortgages, issuances of securities, payment of dividends, establishment of branches, capital adequacy, and compliance with laws. The Bank is a member of the FDIC and, as such, its deposits are insured by the FDIC to the maximum extent provided by law. See "FDIC Insurance Assessments".

While the OCC has authority to approve branch applications, national banks are required by the National Bank Act to adhere to branching laws applicable to state chartered banks in the states in which they are located. With prior regulatory approval, Tennessee law permits banks based in the state to either establish new or acquire existing branch offices throughout Tennessee and in other states on a reciprocal basis. Mountain National and any other national or state-chartered bank generally may branch across state lines by merging with banks in other states if allowed by the applicable states' laws. Tennessee law, with limited exceptions, currently permits branching across state lines either through interstate merger or branch acquisition. Tennessee, however, only permits an out-of-state bank, short of an interstate merger, to branch into Tennessee through branch acquisition if the home state of the out-of-state bank permits Tennessee-based banks to acquire branches there.

The OCC has adopted a series of revisions to its regulations, including expanding the powers exercisable by operating subsidiaries of the Bank. These changes also modernize and streamline corporate governance, investment and fiduciary powers. The OCC also has the ability to preempt state laws purporting to regulate the activities of national banks.

The OCC has adopted the Federal Financial Institutions Examination Council's ("FFIEC") rating system and assigns each financial institution a confidential composite rating based on an evaluation and rating of six essential components of an institution's financial condition and operations including Capital Adequacy, Asset Quality, Management, Earnings, Liquidity and Sensitivity to market risk, as well as the quality of risk management practices. For most institutions, the FFIEC has indicated that market risk primarily reflects exposures to changes in interest rates. When regulators evaluate this component, consideration is expected to be given to: (i) management's ability to identify, measure, monitor, and control market risk; (ii) the institution's size; (iii) the nature and complexity of its activities and its risk profile; and (iv) the adequacy of its capital and earnings in relation to its level of market risk exposure. Market risk is rated based upon, but not limited to, an assessment of the sensitivity of the financial institution's earnings or the economic value of its capital to adverse changes in interest rates, foreign exchange rates, commodity prices, or equity prices; management's ability to identify, measure, monitor, and control exposure to market risk; and the nature and complexity of interest rate risk exposure arising from nontrading positions.

As a result of a regulatory examination during the 2009 first quarter, the Bank made certain commitments to its primary federal regulator during the second quarter of 2009, including

commitments to, among other things, implement a written program to reduce the high level of credit risk in the Bank including strengthening credit underwriting and problem loan workouts and collections, reduce its level of criticized assets, implement a concentration risk management program related to commercial real estate lending, improve procedures related to the maintenance of the Bank's Allowance for Loan and Lease Losses, strengthen the Bank's internal loan review program, strengthen the Bank's loan workout department, and develop a liquidity plan that improves the Bank's reliance on wholesale funding sources. The Company has already taken many of these actions and does not believe compliance with these commitments will have a materially adverse impact on its operations; however, failure to comply with these commitments may result in the Bank's primary federal regulator imposing additional limitations, restraints, conditions or commitments on the Bank.

The GLB Act requires banks and their affiliated companies to adopt and disclose privacy policies regarding the sharing of personal information they obtain from their customers with third parties. The GLB Act also permits bank subsidiaries to engage in "financial activities" through subsidiaries similar to those permitted to financial holding companies. See the discussion regarding the GLB Act in "Bank Holding Company Regulation" above.

Community Reinvestment Act

The Company and the Bank are subject to the CRA and the federal banking agencies' regulations. Under the CRA, all banks and thrifts have a continuing and affirmative obligation, consistent with their safe and sound operation to help meet the credit needs for their entire communities, including low and moderate income neighborhoods. The CRA requires a depository institution's primary federal regulator, in connection with its examination of the institution, to assess the institution's record of assessing and meeting the credit needs of the communities served by that institution, including low- and moderate-income neighborhoods. The regulatory agency's assessment of the institution's record is made available to the public. Further, such assessment is required of any institution which has applied to: (i) charter a national bank; (ii) obtain deposit insurance coverage for a newly-chartered institution; (iii) establish a new branch office that accepts deposits; (iv) relocate an office; (v) merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution, or (vi) expand other activities, including engaging in financial services activities authorized by the GLB Act. A less than satisfactory CRA rating will slow, if not preclude, expansion of banking activities and prevent a company from becoming a financial holding company. The Bank has a satisfactory CRA rating.

The GLB Act and federal bank regulations have made various changes to the CRA. Among other changes, CRA agreements with private parties must be disclosed and annual CRA reports must be made to a bank's primary federal regulator. A bank holding company will not be permitted to become or remain a financial holding company and no new activities authorized under the GLB Act may be commenced by a holding company or by a bank financial subsidiary if any of its bank subsidiaries received less than a "satisfactory" CRA rating in its latest CRA examination. Under current OCC regulations, the Bank has intermediate small bank status. The requirements for an intermediate small bank to meet its CRA objectives are more stringent than those for a small bank, but less so than those for large banks.

The Bank is also subject to, among other things, the provisions of the Equal Credit Opportunity Act (the "ECOA") and the Fair Housing Act (the "FHA"), both of which prohibit discrimination based on race or color, religion, national origin, sex, and familial status in any aspect of a consumer or commercial credit or residential real estate transaction. In 1994, the Department of Housing and Urban Development, the Department of Justice (the "DOJ"), and the federal banking agencies issued an Interagency Policy Statement on Discrimination in Lending in order to provide guidance to financial institutions in determining whether discrimination exists, how the agencies will respond to lending discrimination, and what steps lenders might take to prevent discriminatory lending practices. The DOJ has also increased its efforts to prosecute what it regards as violations of the ECOA and FHA.

Sarbanes-Oxley Act

We are required to comply with various corporate governance and financial reporting requirements under the Sarbanes-Oxley Act of 2002, as well as rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board thereunder. In particular, we are required to include management reports on internal controls as part of our annual report for the year ended December 31, 2009, pursuant to Section 404 of the Sarbanes-Oxley Act. We have spent significant amounts of time and money on compliance with these rules and anticipate a similar burden going forward. We completed our assessment of our internal controls in a timely manner and management's report on internal controls is included in Item 9A(T) of this report. Our failure to comply with these internal control rules may materially adversely affect our reputation, our ability to obtain the necessary certifications to our financial statements, and the values of our securities.

Emergency Economic Stabilization Act

On October 3, 2008, Congress passed the Emergency Economic Stabilization Act of 2008 (the "EESA"), which provides the U. S. Secretary of the Treasury with broad authority to implement certain actions to help restore stability and liquidity to U.S. markets. Several programs have been initiated by the U.S. Treasury, the Board of Governors of the Federal Reserve and the FDIC to stabilize the financial system. The U.S. Treasury's Troubled Asset Relief Program and Capital Purchase Program (the "TARP/CPP") was created to invest up to $250 billion into banks and savings institutions of all sizes. The program is voluntary and requires an institution to comply with a number of restrictions and provisions, including limits on executive compensation, stock redemptions and declaration of dividends. The Company decided, after very careful consideration, not to participate in this program. The Company and the Bank are both well-capitalized and management believes the Company and the Bank will continue to be well-capitalized going forward. The FDIC also began to temporarily provide a 100% guarantee of the senior debt of all FDIC insured institutions, as well as deposits in noninterest-bearing deposit accounts under its Temporary Liquidity Guarantee Program (the "TLGP"). The Bank continues to participate in the transaction account guarantee program, which expires on June 30, 2010. Under the transaction account guarantee program, an institution can provide full coverage on non-interest bearing transaction accounts for an annual assessment of 10, 20 or 25 basis points, depending on the institution's risk category, of any deposit amounts exceeding the $250,000 deposit insurance limit, in addition to the normal risk-based assessment. The Bank's participation in the transaction account guarantee component of the TLGP is discussed in more detail under "FDIC Insurance Assessments" below.

Payments of Dividends

The Company is a legal entity separate and distinct from the Bank. The prior approval of the OCC is required if the total of all dividends declared by a national bank (such as the Bank) in any calendar year will exceed the sum of such bank's net profits for the year and its retained net profits for the preceding two calendar years, less any required transfers to surplus. Federal law also prohibits any national bank from paying dividends that would be greater than such bank's undivided profits after deducting statutory bad debts in excess of such bank's allowance for possible loan losses.

In addition, the Company and the Bank are subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The appropriate federal regulatory authority is authorized to determine under certain circumstances relating to the financial condition of a national or state member bank or a bank holding company that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. The OCC and the Federal Reserve have indicated that paying dividends that deplete a national or state member bank's capital base to an inadequate level would be an unsound and unsafe banking practice. The OCC and the Federal Reserve have each indicated that depository institutions and their holding companies should generally pay dividends only out of current operating earnings.

As of December 31, 2009, the Bank could, without prior approval, declare dividends of approximately $3,727,000. Pursuant to federal banking regulations and due to losses incurred in 2009, beginning in 2010, the Bank and the Company had no net retained profits from the previous two years available for dividend payments. The Bank and the Company may not, subsequent to January 1, 2010, without prior consent, pay any dividends until such time that current year profits exceed the net losses and dividends of the prior two years.

Capital

The Federal Reserve and the OCC have risk-based capital guidelines for bank holding companies and national banks, respectively. These guidelines require a minimum ratio of capital to risk-weighted assets (including certain off-balance-sheet activities, such as standby letters of credit) of 8%. At least half of the total capital must consist of common equity, retained earnings, noncumulative perpetual preferred stock and a limited amount of cumulative perpetual preferred stock, less goodwill and other specified intangible assets ("Tier 1 capital"). Additionally, qualified trust preferred securities and other restricted capital elements such as minority interests in the equity accounts of consolidated subsidiaries are permitted to be included as Tier 1 capital up to 25% of core capital, net of goodwill and intangibles. The Company expects that it will continue to treat its $13 million of trust preferred securities as Tier 1 capital subject to the limits listed above. Voting common equity must be the predominant form of capital. The remainder may consist of non-qualifying preferred stock, qualifying subordinated, perpetual, and/or mandatory convertible debt, up to 45% of pretax unrealized holding gains on available for sale equity securities with readily determinable market values that are prudently valued, and a limited amount of any loan loss allowance ("Tier 2 capital" and, together with Tier 1 capital, "Total Capital").

In addition, the Federal Reserve and the OCC have established minimum leverage ratio guidelines for bank holding companies and national banks, which provide for a minimum leverage ratio of Tier 1 capital to adjusted average quarterly assets ("leverage ratio") equal to 3%, plus an additional cushion of 1.0% to 2.0%, if the institution has less than the highest regulatory rating. The guidelines also provide that institutions experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Higher capital may be required in individual cases depending upon a bank holding company's risk profile. All bank holding companies and banks are expected to hold capital commensurate with the level and nature of their risks, including the volume and severity of their problem loans. Lastly, the Federal Reserve's guidelines indicate that the Federal Reserve will continue to consider a "tangible Tier 1 leverage ratio" (deducting all intangibles) in evaluating proposals for expansion or new activity.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), among other things, requires the federal banking agencies to take "prompt corrective action" regarding depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital tiers: "well capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized", and "critically undercapitalized". A depository institution's capital tier will depend upon how its capital levels compare to various relevant capital measures and certain other factors, as established by regulation.

All of the federal banking agencies have adopted regulations establishing relevant capital measures and relevant capital levels. The relevant capital measures are the Total Capital ratio, Tier 1 capital ratio, and the leverage ratio. Under the regulations, a national bank will be (i) well capitalized if it has a Total Capital ratio of 10% or greater, a Tier 1 capital ratio of 6% or greater, and a leverage ratio of at least 5%, and is not subject to any written agreement, order, capital directive, or prompt corrective action directive by a federal bank regulatory agency to meet and maintain a specific capital level for any capital measure, (ii) adequately capitalized if it has a Total Capital ratio of 8% or greater, a Tier 1 capital ratio of 4% or greater, and a leverage ratio of 4% or greater (3% in certain circumstances), (iii) undercapitalized if it has a Total Capital ratio of less than 8%, or a Tier 1 capital ratio of less than 4% (3% in certain circumstances), (iv) significantly undercapitalized if it has a total capital ratio of less than 6% or a Tier I capital ratio of less than 3%, or a leverage ratio of less than 3%, or (v) critically undercapitalized if its tangible equity is equal to or less than 2% of average quarterly tangible assets.

Failure to meet statutorily mandated capital guidelines or more restrictive ratios separately established for a financial institution could subject a bank or bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting or renewing brokered deposits, limitations on the rates of interest that the institution may pay on its deposits and other restrictions on its business. As described above, significant additional restrictions can be imposed on FDIC-insured depository institutions that fail to meet applicable capital requirements.

During the first quarter of 2010, the Bank agreed to an OCC requirement to maintain a minimum Tier 1 capital to average assets ratio of 9% and a minimum total capital to risk-weighted assets ratio of 13%. Had the agreement been effective as of December 31, 2009, the Bank would have been in compliance with these new minimum requirements.

As of December 31, 2009, the consolidated capital ratios of the Company and Bank were as follows:

	Regulatory Minimum to be Adequately Capitalized	Regulatory Minimum to be Well Capitalized	Company	Bank
Tier 1 capital ratio	4.0%	6.0%	12.89%	12.75%
Total capital ratio	8.0%	10.0%	14.16%	14.02%
Leverage ratio	3.0-5.0%	5.0%	9.23%	9.14%

FDICIA

FDICIA directs that each federal banking regulatory agency prescribe standards for depository institutions and depository institution holding companies relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth compensation, a maximum ratio of classified assets to capital, minimum earnings sufficient to absorb losses, a minimum ratio of market value to book value for publicly traded shares, and such other standards as the federal regulatory agencies deem appropriate.

FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to growth limitations and are required to submit a capital restoration plan for approval. For a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of 5% of the depository institution's total assets at the time it became undercapitalized and the amount necessary to bring the institution into compliance with applicable capital standards.

FDICIA also contains a variety of other provisions that may affect the operations of the Company and the Bank, including reporting requirements, regulatory standards for real estate lending, "truth in savings" provisions, the requirement that a depository institution give 90 days' prior notice to customers and regulatory authorities before closing any branch, and a prohibition on the acceptance or renewal of brokered deposits by depository institutions that are not well capitalized or are adequately capitalized and have not received a waiver from the FDIC. The Company and the Bank are considered “well capitalized,” and brokered deposits are not restricted.

Enforcement Policies and Actions

The Federal Reserve and the OCC monitor compliance with laws and regulations. Violations of laws and regulations, or other unsafe and unsound practices, may result in these agencies imposing fines or penalties, cease and desist orders, or taking other enforcement actions. Under certain circumstances, these agencies may enforce these remedies directly against officers, directors, employees and others participating in the affairs of a bank or bank holding company.

Fiscal and Monetary Policy

Banking is a business that depends on interest rate differentials. In general, the difference between the interest paid by a bank on its deposits and its other borrowings, and the interest received by a bank on its loans and securities holdings, constitutes the major portion of a bank's earnings. Thus, the earnings and growth of Mountain National and the Bank are subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The Federal Reserve regulates the supply of money through various means, including open market dealings in United States government securities, the discount rate at which banks may borrow from the Federal Reserve, and the reserve requirements on deposits. The nature and timing of any changes in such policies and their effect on Mountain National and its subsidiary cannot be predicted. During 2008, the Federal Reserve reduced the target federal funds rate seven times for a total of 4.00 - 4.25%. The year-end target federal funds rate was expressed as a range from 0.00 - 0.25%. During 2008, the Federal Reserve also reduced the discount rate eight times for a total of 4.25%. The target federal funds and discount rates in effect at December 31, 2008 were unchanged throughout 2009.

FDIC Insurance Assessments

The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. In early 2006, Congress passed the Federal Deposit Insurance Reform Act of 2005, which made certain changes to the Federal deposit insurance program. These changes included merging the Bank Insurance Fund ("BIF") and the Savings Association Insurance Fund, increasing retirement account coverage to $250,000 and providing for inflationary adjustments to general coverage beginning in 2010, providing the FDIC with authority to set the fund's reserve ratio within a specified range, and requiring dividends to banks if the reserve ratio exceeds certain levels. The new statute grants banks an assessment credit based on their share of the assessment base on December 31, 1996, and the amount of the credit can be used to reduce assessments in any year subject to certain limitations. Because it was not organized until 1998, the Bank was not eligible to receive this one-time assessment credit.

Beginning in October 2008, the FDIC temporarily increased FDIC deposit insurance coverage per separately insured depositor to $250,000. The standard coverage limit was originally set to return to $100,000 on January 1, 2010, however; in May 2009, the FDIC extended the $250,000 maximum through December 31, 2013. On January 1, 2014, the standard coverage limit is scheduled to return to $100,000 for all deposit accounts, except for certain retirement accounts.

Also in October 2008, the FDIC introduced the TLGP, a program designed to improve the functioning of the credit markets and to strengthen capital in the financial system during this period of economic distress. The TLGP has two components: 1) a debt guarantee program, guaranteeing newly issued senior unsecured debt, and 2) a transaction account guarantee program, providing a full guarantee of noninterest-bearing deposit transaction accounts, Negotiable Order of Withdrawal (or "NOW") accounts paying less than 0.5% annual interest, and Interest on Lawyers Trust Accounts, regardless of the amount. The Bank did not participate in the debt guarantee program. The Bank is presently participating in the transaction account

guarantee program and, as such, all funds in covered accounts held through June 30, 2010 will be covered with a full guarantee. In connection with this guarantee, a 10, 20 or 25 basis point annual rate surcharge, depending on the institution's risk category, will be assessed on amounts in covered accounts exceeding $250,000.

FDIC-insured depository institutions are required to pay deposit insurance premiums based on the risk an institution poses to the BIF. In order to restore reserves and ensure that the BIF will be able to adequately cover losses from future bank failures, the FDIC approved new deposit insurance rules in November 2009. These rules modify the way the assessment system differentiates risks among insured institutions and implements changes in assessment rates, including base assessment rates, in order to increase assessment revenue. The FDIC's new deposit insurance rules required insured depository institutions to prepay their estimated quarterly risk-based assessments for all of 2010, 2011 and 2012. On December 30, 2009, the Bank prepaid its assessment in the amount of approximately $4 million related to years 2010 through 2012. In addition, the annual assessment rate will increase uniformly by three basis points beginning in 2011. Continuing declines in the BIF may result in the FDIC imposing additional assessments in the future, which could adversely affect the Company's capital levels and earnings.

In addition to BIF assessments, all FDIC-insured depository institutions must pay an annual assessment to provide funds for the repayment of debt obligations of the Financing Corporation ("FICO"). The FICO is a government-sponsored entity that was formed to borrow the money necessary to carry out the closing and ultimate disposition of failed thrift institutions by the Resolution Trust Corporation. The FICO assessments are set quarterly and ranged from 1.12 basis points in the first quarter of 2008 to 1.14 basis points in the last quarter of 2008 and from 1.04 basis points in the first quarter of 2009 to 1.02 basis points in the last quarter of 2009. The FICO assessment rate for the first quarter of 2010 is 1.06 basis points.

During the two years ended December 31, 2009 and 2008, the Bank paid approximately $55,000 and $49,000, respectively, in FICO assessments. The Bank paid approximately $5,613,000 during 2009 for FDIC deposit insurance premiums, including approximately $5,000 for premiums related to the transaction account guarantee program, approximately $306,000 as a special one-time assessment to provide additional reserves for the BIF and approximately $4,144,000 in prepaid quarterly risk based assessments for all of 2010, 2011 and 2012, as described above.

Other Laws and Regulations

The International Money Laundering Abatement and Anti-Terrorism Funding Act of 2001 specifies "know your customer" requirements that obligate financial institutions to take actions to verify the identity of the account holders in connection with opening an account at any U.S. financial institution. Banking regulators will consider compliance with this Act's money laundering provisions in acting upon acquisition and merger proposals, and sanctions for violations of this Act can be imposed in an amount equal to twice the sum involved in the violating transaction, up to $1 million.

Under the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA PATRIOT Act"), financial institutions are subject to prohibitions against specified financial transactions and account relationships as well as to enhanced due diligence and "know your customer" standards in their dealings with foreign financial institutions and foreign customers. For example, the enhanced due diligence policies, procedures, and controls generally require financial institutions to take reasonable steps:

- to conduct enhanced scrutiny of account relationships to guard against money laundering and report any suspicious transaction;
- to ascertain the identity of the nominal and beneficial owners of, and the source of funds deposited into, each account as needed to guard against money laundering and report any suspicious transactions;
- to ascertain for any foreign bank, the shares of which are not publicly traded, the identity of the owners of the foreign bank, and the nature and extent of the ownership interest of each such owner; and
- to ascertain whether any foreign bank provides correspondent accounts to other foreign banks and, if so, the identity of those foreign banks and related due diligence information.

The USA PATRIOT Act requires financial institutions to establish anti-money laundering programs, and sets forth minimum standards for these programs, including:

- the development of internal policies, procedures, and controls;
- the designation of a compliance officer;
- an ongoing employee training program; and
- an independent audit function to test the programs.

In addition, the USA PATRIOT Act authorizes the Secretary of the Treasury to adopt rules increasing the cooperation and information sharing between financial institutions, regulators, and law enforcement authorities regarding individuals, entities and organizations engaged in, or reasonably suspected based on credible evidence of engaging in, terrorist acts or money laundering activities.

Statistical Information

Certain statistical and financial information (as required by Guide 3, "Statistical Disclosure by Bank Holding Companies" of the Exchange Act Industry Guides) is included in response to Item 7 of this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

Negative developments in the U.S. and local economy and in local real estate markets have adversely impacted the Company's operations and results and may continue to adversely impact our results in the future.

Economic conditions in the markets in which the Company operates have deteriorated significantly since early 2008. As a result, the Company has experienced a reduction in its earnings, resulting primarily from provisions for loan losses related to declining collateral values in its construction and development loan portfolio. Although the Federal Reserve has issued statements that economic data suggests strongly that the recession ended in the latter half of 2009, the Company believes that this difficult economic environment will continue at least into the first half of 2010, and the Company expects that its results of operations will continue to be negatively impacted as a result. There can be no assurance that the economic conditions that have adversely affected the financial services industry, and the capital, credit and real estate markets generally or the Company in particular, will improve, in which case the Company could continue to experience reduced earnings and write-downs of assets, and could face capital and liquidity constraints or other business challenges.

We have a concentration of credit exposure to borrowers dependent on the tourism industry.

Due to the predominance of the tourism industry in Sevier County, Tennessee, which is adjacent to the Great Smoky Mountains National Park and the home of the Dollywood theme park, a significant portion of the Bank's commercial loan portfolio is concentrated within that industry. The predominance of the tourism industry also makes our business more seasonal in nature than may be the case with banks in other market areas. The Bank maintains eleven primary concentrations of credit by industry, of which seven are directly related to the tourism industry. At December 31, 2009, approximately $200 million in loans, representing approximately 49% of our total loans, were to businesses and individuals whose ability to repay depends to a significant extent on the tourism industry in the markets we serve. We also have additional loans that would be considered related to the tourism industry in addition to the seven categories included in the industry concentration amounts noted above. The tourism industry in Sevier County has remained relatively stable during recent years and we do not anticipate any significant changes in this trend; however, if the tourism industry does experience an economic slowdown and, as a result, the borrowers in this industry are unable to perform their obligations under their existing loan agreements, our earnings could be negatively impacted, causing the value of our common stock to decline.

A portion of our loan portfolio is secured by homes that are being built for sale as vacation homes or as second homes for out of market investors or homes that are used to generate rental income.

Our borrowers rely to some extent upon rental income to service real estate loans secured by rental properties, or they rely upon sales of the property for construction and development loans secured by homes that have been built for sale to investors living outside of our market area as investment properties, second homes or as vacation homes. If tourism levels in our market area or the rates that visitors are willing to pay for lodging were to decline significantly,

the rental income that some of our borrowers utilize to service their obligations to us may decline as well and these borrowers may have difficulty meeting their obligations to us which could adversely impact our results of operations. In addition, sales of vacation homes and second homes to investors living outside of our market area have slowed and are expected to remain at reduced levels throughout 2010. Borrowers that are developers or builders whose loans are secured by these vacation and second homes and whose ability to repay their obligations to us is dependent on the sale of these properties may have difficulty meeting their obligations to us if these properties are not sold timely or at values in excess of their loan amount which could adversely impact our results of operations.

Our business is subject to local real estate market and other local economic conditions.

Adverse market or economic conditions in the State of Tennessee may disproportionately increase the risk our borrowers will be unable to timely make their loan payments. The market value of the real estate securing loans as collateral has been adversely affected by unfavorable changes in market and economic conditions. As of December 31, 2009, approximately 91% of our loans were secured by real estate. Of this amount, approximately 34% were commercial real estate loans, 32% were residential real estate loans and 24% were construction and development loans. Any sustained period of increased payment delinquencies, foreclosures or losses caused by adverse market or economic conditions in the markets we serve or in the State of Tennessee, like those we are currently experiencing, will continue to adversely affect the value of our assets, our revenues, results of operations and financial condition. In addition, construction and development lending is generally considered to have high credit risks because the principal is concentrated in a limited number of loans with repayment dependent on the successful operation of the related real estate project. Consequently, these loans are more sensitive to adverse conditions in the real estate market or the general economy. Throughout 2009, the number of newly constructed homes or lots sold in our market areas continued to decline, negatively affecting collateral values and contributing to increased provision expense and higher levels of non-performing assets. A continued reduction in residential real estate market prices and demand could result in further price reductions in home and land values adversely affecting the value of collateral securing the construction and development loans that we hold. These adverse economic and real estate market conditions may lead to further increases in non-performing loans and other real estate owned, increased charge offs from the disposition of non-performing assets, and increases in provision for loan losses, all of which would negatively impact our financial condition and results of operations.

We are geographically concentrated in Sevier County and Blount County, Tennessee, and changes in local economic conditions impact our profitability.

We operate primarily in Sevier County and Blount County, Tennessee, and substantially all of our loan customers and most of our deposit and other customers live or have operations in Sevier and Blount Counties. Accordingly, our success significantly depends upon the growth in population, income levels, deposits and housing starts in both counties, along with the continued attraction of business ventures to the area. Our profitability is impacted by the changes in general economic conditions in this market. Economic conditions in our area weakened during 2009, negatively affecting our operations, particularly the real estate construction and development segment of our loan portfolio. We cannot assure you that economic conditions in our market will improve during 2010 or thereafter, and continued weak economic conditions could reduce our

growth rate, affect the ability of our customers to repay their loans to us and generally affect our financial condition and results of operations.

We are less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies. Moreover, we cannot give any assurance that we will benefit from any market growth or return of more favorable economic conditions in our primary market areas if they do occur.

We could sustain losses if our asset quality declines.

Our earnings are significantly affected by our ability to properly originate, underwrite and service loans. A significant portion of our loans are real estate based or made to real estate based borrowers, and the credit quality of such loans has deteriorated and could deteriorate further if real estate market conditions continue to decline or fail to stabilize nationally or, more importantly, in our market areas. We have sustained losses, and could continue to sustain losses if we incorrectly assess the creditworthiness of our borrowers or fail to detect or respond to further deterioration in asset quality in a timely manner. Problems with asset quality could cause our interest income and net interest margin to decrease and our provisions for loan losses to increase, which could adversely affect our results of operations and financial condition.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings will decrease.

If loan customers with significant loan balances fail to repay their loans according to the terms of these loans, our earnings would suffer. We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of any collateral securing the repayment of our loans. We maintain an allowance for loan losses in an attempt to cover probable incurred losses inherent to the risks associated with lending. In determining the size of this allowance, we rely on an analysis of our loan portfolio based on volume and types of loans, internal loan classifications, trends in classifications, volume and trends in delinquencies, nonaccruals and charge-offs, national and local economic conditions, other factors and other pertinent information. If our assumptions are inaccurate, our current allowance may not be sufficient to cover probable incurred loan losses, and additional provisions may be necessary which would decrease our earnings.

In addition, federal and state regulators periodically review our loan portfolio and may require us to increase our provision for loan losses or recognize loan charge-offs. Their conclusions about the quality of our loan portfolio may be different than ours. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a negative effect on our operating results. Moreover, additions to the allowance may be necessary based on changes in economic and real estate market conditions, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our management's control. These additions may require increased provision expense which would negatively impact our results of operations.

We have increased levels of other real estate owned, primarily as a result of foreclosures, and we anticipate higher levels of foreclosed real estate expense.

As we have begun to resolve non-performing real estate loans, we have increased the level of foreclosed properties, primarily those acquired from builders and from residential land developers. Foreclosed real estate expense consists of three types of charges: maintenance costs, valuation adjustments to appraisal values and gains or losses on disposition. These charges will likely remain at above historical levels as our level of other real estate owned remains elevated, and also if local real estate values continue to decline, negatively affecting our results of operations.

Competition with other banking institutions could adversely affect our profitability.

We face significant competition in our primary market areas from a number of sources, currently including eight commercial banks and one savings institution in Sevier County and twelve commercial banks and one savings institution in Blount County. As of June 30, 2009, there were 57 commercial bank branches and three savings institutions branches located in Sevier County and 52 commercial bank branches and one savings institution branch located in Blount County. Most of our competitors have been in existence for a longer period of time, are better established, have substantially greater financial resources and have more extensive facilities than we do. Because of the size and established presence of our competitors in our market area, these competitors have longer-term customer relationships than we maintain and are able to offer a wider range of services than we offer.

Fluctuations in interest rates could reduce our profitability.

Changes in interest rates may affect our level of interest income, the primary component of our gross revenue, as well as the level of our interest expense, our largest recurring expenditure. Interest rate fluctuations are caused by many factors which, for the most part, are not under our direct control. For example, national monetary policy plays a significant role in the determination of interest rates. Additionally, competitor pricing and the resulting negotiations that occur with our customers also impact the rates we collect on loans and the rates we pay on deposits.

As interest rates change, we expect that we will periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this "gap" may work against us, and our earnings may be negatively affected.

Changes in the level of interest rates also may negatively affect our ability to originate real estate loans, the value of our assets and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings.

Liquidity needs could adversely affect our results of operations and financial condition.

We rely on dividends from the Bank, which are limited as a result of the Bank's loss in 2009, as our primary source of funds, and the Bank relies on customer deposits and loan

repayments as its primary source of funds. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters, and international instability. Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments, and general economic conditions. We rely to a significant degree on national time deposits and brokered deposits, which may be more volatile and expensive than local time deposits. Accordingly, we may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include FHLB of Cincinnati advances and federal funds lines of credit from correspondent banks. To utilize brokered deposits and national market time deposits without additional regulatory approvals, the Bank must remain well capitalized and must not become subject to a formal enforcement action that requires the Bank to maintain capital levels above those required to be well capitalized under the prompt corrective action provisions of the FDICIA. While we believe that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands.

Our ability to maintain required capital levels and adequate sources of funding and liquidity could be impacted by changes in the capital markets and deteriorating economic and market conditions.

The Company and the Bank are required to maintain certain capital levels established by banking regulations or specified by bank regulators. We must also maintain adequate funding sources in the normal course of business to support our operations and fund outstanding liabilities. Our ability to maintain capital levels, sources of funding and liquidity could be impacted by changes in the capital markets in which we operate and deteriorating economic and market conditions. Additionally, the Bank has agreed with the OCC that it will maintain its Tier 1 leverage capital ratio at a minimum of 9% and its total risk-based capital ratio at a minimum of 13%. Failure to meet applicable capital guidelines or to satisfy certain other regulatory requirements could subject the Bank to a variety of enforcement remedies available to the federal regulatory authorities.

Our common stock is currently traded on the over-the-counter, or OTC, bulletin board and has substantially less liquidity than the average stock quoted on a national securities exchange.

Although our common stock is publicly traded on the OTC bulletin board, our common stock has substantially less daily trading volume than the average trading market for companies quoted on the Nasdaq Global Market, or any national securities exchange. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control.

The market price of our common stock has fluctuated significantly, and may fluctuate in the future. These fluctuations may be unrelated to our performance. General market or industry

price declines or overall market volatility in the future could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices.

Loss of our senior executive officers or other key employees could impair our relationship with our customers and adversely affect our business.

We have assembled a senior management team which has substantial background and experience in banking and financial services and in the Sevier County and Blount County, Tennessee banking markets. Loss of the services of any of these key personnel could negatively impact our business because of their skills, years of industry experience, customer relationships and the potential difficulty of promptly replacing them.

Our business is dependent on technology, and an inability to invest in technological improvements may adversely affect our results of operations and financial condition.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. We have made significant investments in data processing, management information systems and internet banking accessibility. Our future success will depend in part upon our ability to create additional efficiencies in our operations through the use of technology, particularly in light of our past and projected growth strategy. Many of our competitors have substantially greater resources to invest in technological improvements. There can be no assurance that our technological improvements will increase our operational efficiency or that we will be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

We are subject to various statutes and regulations that may limit our ability to take certain actions.

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various regulatory agencies. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capitalization guidelines established by our regulators, which require us to maintain specified levels of capital. As economic conditions deteriorate, our regulators may review our operations with more scrutiny and we may be subject to increased regulatory oversight which could adversely affect our operations.

Significant changes in laws and regulations applicable to the banking industry have been recently adopted and others are being considered in Congress. We cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

National or state legislation or regulation may increase our expenses and reduce earnings.

Federal bank regulators are increasing regulatory scrutiny, and additional restrictions on financial institutions have been proposed by regulators and by Congress. Changes in tax law, federal legislation, regulation or policies, such as bankruptcy laws, deposit insurance, consumer protection laws, and capital requirements, among others, can result in significant increases in our expenses and/or charge-offs, which may adversely affect our earnings. Changes in state or federal tax laws or regulations can have a similar impact. Many state and municipal governments, including the State of Tennessee, are under financial stress due to the economy. As a result, these governments could seek to increase their tax revenues through increased tax levies which could have a meaningful impact on our results of operations. Furthermore, financial institution regulatory agencies are expected to continue to be very aggressive in responding to concerns and trends identified in examinations, including the continued issuance of additional formal or informal enforcement or supervisory actions. These actions, whether formal or informal, could result in our agreeing to limitations or to take actions that limit our operational flexibility, restrict our growth or increase our capital or liquidity levels. Failure to comply with any formal or informal regulatory restrictions, including informal supervisory actions, could lead to further regulatory enforcement actions. Negative developments in the financial services industry and the impact of recently enacted or new legislation in response to those developments could negatively impact our operations by restricting our business operations, including our ability to originate or sell loans, and adversely impact our financial performance. In addition, industry, legislative or regulatory developments may cause us to materially change our existing strategic direction, capital strategies, compensation or operating plans.

Legislative and regulatory initiatives that were enacted in response to the financial crisis are beginning to wind down.

The U.S. federal, state and foreign governments have taken various actions in an attempt to deal with the worldwide financial crisis that began in the second half of 2008 and the severe decline in the global economy. Some of these programs are beginning to expire and the impact of the wind down on the financial sector and on the economic recovery is unknown. In the United States, EESA was enacted on October 3, 2008 and the American Recovery and Reinvestment Act of 2009 was enacted on February 17, 2009. The Transaction Account Guarantee portion of the FDIC's Temporary Liquidity Guarantee Program, which guarantees noninterest bearing transaction accounts on an unlimited basis is scheduled to continue until June 30, 2010.

Although we have initiated efforts to reduce our reliance on noncore funding, this type of funding still represents a significant component of our funding base.

In addition to the traditional core deposits, such as demand deposit accounts, interest checking, money market savings and certificates of deposits, we utilize several noncore funding sources, such as brokered certificates of deposit, FHLB of Cincinnati advances, federal funds purchased and other sources. We utilize these noncore funding sources to supplement core funding deficits. The availability of these noncore funding sources is subject to broad economic conditions and, as such, the cost of funds may fluctuate significantly and/or be restricted, thus impacting our net interest income, our immediate liquidity and/or our access to additional liquidity.

Brokered certificates of deposit have received scrutiny from regulators in recent months. We impose upon ourselves limitations as to the absolute level of brokered deposits we may have on our balance sheet at any point in time, and we have committed to bank regulators to reduce our reliance on brokered deposits. The pricing of these deposits are subject to the broader wholesale funding market and the depositors' views on our financial strength and may fluctuate significantly in a very short period of time. Additionally, the availability of these deposits is impacted by overall market conditions as investors determine whether to invest in less risky certificates of deposit or in riskier debt and equity markets. As money flows between these various investment instruments, market conditions will impact the pricing and availability of brokered funds, which may negatively impact our liquidity and cost of funds.

We impose certain internal limits as to the absolute level of noncore funding we will incur at any point in time. Should we exceed those limitations, we may need to modify our growth plans, liquidate certain assets, participate loans to correspondents or execute other actions to allow for us to return to an acceptable level of noncore funding within a reasonable amount of time.

If the federal funds rate remains at current extremely low levels, our net interest margin, and consequently our net earnings, may be negatively impacted.

Because of significant competitive deposit pricing pressures in our market and the negative impact of these pressures on our cost of funds, coupled with the fact that a significant portion of our loan portfolio has variable rate pricing that moves in concert with changes to the Federal Reserve Board of Governors' federal funds rate (which is at an extremely low rate as a result of the current recession), we experienced net interest margin compression throughout 2008 and 2009. Because of these competitive pressures, we were unable to lower the rate that we pay on interest-bearing liabilities to the same extent and as quickly as the yields we charged on interest-earning assets. As a result, our net interest margin, and consequently our profitability, was negatively impacted.

We have a significant deferred tax asset and cannot give any assurance that it will be fully realized.

We had net deferred tax assets of approximately $5 million as of December 31, 2009. We did not establish a valuation allowance against our net deferred tax assets as of December 31, 2009 because we believe that it is more likely than not that all of these assets will be realized. In evaluating the need for a valuation allowance, we considered the reversal of deferred tax liabilities, the ability to carryback losses to prior years, tax planning strategies and estimated future taxable income based on management prepared forecasts. This process required significant judgment by management about matters that are by nature uncertain. If future events differ significantly from our current forecasts, we may need to establish a valuation allowance, which could have a material adverse effect on our results of operations and financial condition.

Holders of the Company's junior subordinated debentures have rights that are senior to those of the Company's common shareholders.

At December 31, 2009, the Company had outstanding trust preferred securities from special purpose trusts and accompanying junior subordinated debentures totaling $13.4 million.

Payments of the principal and interest on the trust preferred securities of these trusts are conditionally guaranteed by the Company. Further, the accompanying junior subordinated debentures the Company issued to the trusts are senior to the Company's shares of common stock and preferred stock. As a result, the Company must make payments on the junior subordinated debentures before any dividends can be paid on its common stock and, in the event of the Company's bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on the Company's common stock. The Company has the right to defer distributions on its junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid on its common stock. If losses continue or if our financial condition deteriorates, we may be required to cease paying dividends on our common stock and to defer distributions on our junior subordinated debentures.

If a change in control or change in management is delayed or prevented, the market price of our common stock could be negatively affected.

Certain federal and state regulations may make it difficult, and expensive, to pursue a tender offer, change in control or takeover attempt that our board of directors opposes. As a result, our shareholders may not have an opportunity to participate in such a transaction, and the trading price of our stock may not rise to the level of other institutions that are more vulnerable to hostile takeovers.

An investment in the Company's common stock is not an insured deposit.

The Company's common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in the Company's common stock is inherently risky for the reasons described in this "Risk Factors" section and elsewhere in this report and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire the Company's stock, you could lose some or all of your investment.

ITEM 2. PROPERTIES

The Bank currently operates from its main office in Sevierville, Tennessee, its Blount County regional headquarters in Maryville, Tennessee, and ten branch offices located in Gatlinburg, Pigeon Forge, Seymour, Kodak and Maryville, Tennessee. The main office, which is located at 300 East Main, Sevierville, Tennessee 37862, contains approximately 24,000 square feet and is owned by the Bank.

The Blount County regional headquarters opened for business during the first quarter of 2009 and is located at 1820 W. Broadway, Maryville, Tennessee. The building contains approximately 12,000 square feet and is owned by the Bank.

The first Gatlinburg branch was built in 1999 and is located at 960 E. Parkway. It contains approximately 4,800 square feet. The Bank leases the land at this location. The lease expires in 2013 and includes renewal options for twelve additional five-year terms.

The second Gatlinburg branch is a walk-up branch leased by the Bank located at 745 Parkway, which lies in the heart of the Gatlinburg tourist district. The lease expires in 2010 and includes two five-year renewal options through 2020.

The Pigeon Forge branch, owned by the Bank, contains approximately 3,800 square feet and is located at 3104 Teaster Lane, Pigeon Forge, Tennessee.

The second Pigeon Forge branch, owned by the Bank, contains approximately 3,800 square feet and is located at 242 Wears Valley Road, Pigeon Forge, Tennessee.

The Seymour branch, owned by the Bank, contains approximately 3,800 square feet and is located on Chapman Highway, Seymour, Tennessee.

The Kodak branch, owned by the Bank, contains approximately 3,800 square feet and is located on Winfield Dunn Parkway – Highway 66, Sevierville, Tennessee.

The Collier Drive branch, owned by the Bank, contains approximately 3,800 square feet and is located at 470 Collier Drive, Sevierville, Tennessee.

The West Maryville branch, owned by the Bank, contains approximately 4,800 square feet and is located at 2403 US Highway 411 South, Maryville, Tennessee.

The Justice Center branch opened for business during the second quarter of 2008 and is located on land leased by the Bank at 1002 E. Lamar Alexander Parkway, Maryville, Tennessee. The branch contains approximately 3,900 square feet. The lease expires in 2013 and includes renewal options for six additional five-year terms.

The Newport Highway branch opened for business during the second quarter of 2009 and is located at 305 New Riverside Drive, Sevierville, Tennessee on land owned by the Bank. The branch contains approximately 3,800 square feet.

The Operations Center, owned by the Bank, contains approximately 40,000 square feet and is located on Red Bank Road in Sevierville, Tennessee. We completed construction of a 16,000 square foot addition, which is included in the 40,000 square foot total, during the first quarter of 2009.

In addition to our thirteen existing locations including the Operations Center, we hold one property in Knox County, Tennessee, which we intend to use as a future branch site.

Management believes that the physical facilities maintained by the Bank are suitable for its current operations and that all properties are adequately covered by insurance.

ITEM 3. LEGAL PROCEEDINGS

The Company is not aware of any material pending legal proceedings to which the Company or the Bank is a party or to which any of their properties are subject, other than ordinary routine legal proceedings incidental to the business of the Bank.

ITEM 4. REMOVED AND RESERVED

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

There is not a large market for the Company's shares, which are quoted on the OTC Bulletin Board under the symbol "MNBT" and are not traded on any national exchange. Trading is generally limited to private transactions and, therefore, there is limited reliable information available as to the number of trades or the prices at which our stock has traded. Management has reviewed the limited information available regarding the range of prices at which the Company's common stock has been sold. The following table sets forth, for the calendar periods indicated, the range of high and low reported sales prices. This data is provided for information purposes only and should not be viewed as indicative of the actual or market value of our common stock:

	Market Price Range Per Share	
Year/Period	High	Low
2009:	$ 16.75	$ 8.00
First Quarter	16.75	11.00
Second Quarter	16.50	12.50
Third Quarter	15.00	9.00
Fourth Quarter	10.50	8.00
2008:	$ 25.00	$ 16.20
First Quarter	25.00	20.00
Second Quarter	25.00	19.90
Third Quarter	22.00	18.00
Fourth Quarter	18.50	16.20

These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. They have been adjusted to reflect the five percent stock dividend issued March 2008.

As of the date of this filing, the Company has approximately 2,000 holders of record of its common stock. The Company has no other class of securities issued or outstanding.

Dividends from the Bank are the Company's primary source of funds to pay dividends on its capital stock. Under the National Bank Act, the Bank may, in any calendar year, without the approval of the OCC, pay dividends to the extent of net profits for that year, plus retained net profits for the preceding two years (less any required transfers to surplus). Given the losses incurred by the Bank in 2009, the Bank's ability to pay dividends to the Company beginning on January 1, 2010 is limited. The need to maintain adequate capital in the Bank also limits dividends that may be paid to the Company. The OCC and Federal Reserve have the general authority to limit the dividends paid by insured banks and bank holding companies, respectively,

if such payment may be deemed to constitute an unsafe or unsound practice. If, in the particular circumstances, the OCC determines that the payment of dividends would constitute an unsafe or unsound banking practice, the OCC may, among other things, issue a cease and desist order prohibiting the payment of dividends. Additional information regarding restrictions on the ability of the Bank to pay dividends to the Company is contained in this report under "Item 1 - Business- Supervision and Regulation."

On March 7, 2008, we issued a five percent stock dividend to stockholders of record as of February 15, 2008. In lieu of fractional shares, we made a cash payment totaling $17,802, based on a price of $24.00 per share. The total number of shares issued pursuant to the dividend was 124,718.

During November 2008, the Board of Directors approved a special cash dividend of $0.38 per issued and outstanding share of Common Stock for stockholders of record as of November 26, 2008. The dividend totaling approximately $1,013,000 was paid on December 15, 2008.

Issuer Purchases of Equity Securities

The Company made no repurchases of its Common Stock during the fourth quarter of 2009.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

To better understand financial trends and performance, our management analyzes certain key financial data in the following pages. This analysis and discussion reviews our results of operations for the two-year period ended December 31, 2009, and our financial condition at December 31, 2008 and 2009. We have provided comparisons of financial data as of and for the fiscal years ended December 31, 2008 and 2009, to illustrate significant changes in performance and the possible results of trends revealed by that historical financial data. The following discussion should be read in conjunction with our consolidated audited financial statements, including the notes thereto, and the selected consolidated financial data presented elsewhere in this Annual Report on Form 10-K.

Overview

We conduct our business, which consists primarily of traditional commercial banking operations, through our wholly owned subsidiary, Mountain National Bank. Through the Bank we offer a broad range of traditional banking services from our corporate headquarters in Sevierville, Tennessee, our regional headquarters in Maryville, TN, and through ten additional branches in Sevier County and Blount County, Tennessee. Our banking operations primarily target individuals and small businesses in Sevier and Blount Counties and the surrounding area. The retail nature of the Bank's commercial banking operations allows for diversification of depositors and borrowers, and we believe that the Bank is not dependent upon a single or a few customers. But, due to the predominance of the tourism industry in Sevier County, a significant portion of the Bank's commercial loan portfolio is concentrated within that industry, including the residential real estate segment of that industry. The predominance of the tourism industry

also makes our business more seasonal in nature, particularly with respect to deposit levels, than may be the case with banks in other market areas. The tourism industry in Sevier County has remained relatively stable during the past couple of years, particularly with respect to overnight rentals and hospitality services, and management does not anticipate any significant changes in that trend in the future.

Critical Accounting Policies

Our accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America and conform to general practices accepted within the banking industry. Our significant accounting policies are described in the notes to our consolidated financial statements. Certain accounting policies require management to make significant estimates and assumptions that have a material impact on the carrying value of certain assets and liabilities, and we consider these to be critical accounting policies. The estimates and assumptions used are based on historical experience and other factors that management believes to be reasonable under the circumstances. Actual results could differ significantly from these estimates and assumptions, which could have a material impact on the carrying value of assets and liabilities at the balance sheet dates and on our results of operations for the reporting periods.

We believe the following are the critical accounting policies that require the most significant estimates and assumptions and that are particularly susceptible to a significant change in the preparation of our financial statements.

Valuation of Investment Securities

Management conducts regular reviews to assess whether the values of our investments are impaired and whether any such impairment is other than temporary. The determination of whether other-than-temporary impairment has occurred involves significant assumptions, estimates and judgments by management. Changing economic conditions – global, regional or related to industries of specific issuers – could adversely affect these values.

On May 1, 2009, Silverton Bank, the bank subsidiary of Silverton Financial Services, Inc. ("Silverton"), was placed into receivership by the OCC after Silverton Bank's capital deteriorated significantly in the first quarter of 2009, and on June 5, 2009 Silverton filed a petition for bankruptcy. The Company does not anticipate that it will recover any of the Bank's investment in either the common securities or trust preferred securities issued by Silverton or its affiliated trust. As a result, the Company recorded an impairment charge of $347,368, which represents the Company's full investment in the securities, during the first quarter of 2009.

We recorded no additional other-than-temporary impairment of our investment securities during 2008 and 2009.

Allowance and Provision for Loan Losses

The allowance and provision for loan losses are based on management's assessments of amounts that it deems to be adequate to absorb probable incurred losses inherent in our existing loan portfolio. The allowance for loan losses is established through a provision for losses based on management's evaluation of current economic conditions, volume and composition of the

loan portfolio, the fair market value or the estimated net realizable value of underlying collateral, historical charge-off experience, the level of nonperforming and past due loans, and other indicators derived from reviewing the loan portfolio. The evaluation includes a review of all loans on which full collection may not be reasonably assumed. Should the factors that are considered in determining the allowance for loan losses change over time, or should management's estimates prove incorrect, a different amount may be reported for the allowance and the associated provision for loan losses. For example, if economic conditions in our market area undergo an unexpected and adverse change, we may need to increase our allowance for loan losses by taking a charge against earnings in the form of an additional provision for loan losses.

Valuation of Other Real Estate Owned

Real estate properties acquired through or in lieu of loan foreclosure are initially recorded at the fair value less estimated selling cost at the date of foreclosure. The fair value of other real estate is generally based on current appraisals, comparable sales, and other estimates of value obtained principally from independent sources. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to fair value less cost to sell. Other real estate owned also includes excess Bank property not utilized when subdividing land acquired for the construction of Bank branches. Costs of significant property improvements are capitalized. Costs relating to holding property are expensed.

Results of Operations for the Years Ended December 31, 2009 and 2008

General Discussion of Our Results

Our principal source of revenue is net interest income at the Bank. Net interest income is the difference between:

- income received on interest-earning assets, such as loans and investment securities; and
- payments we make on our interest-bearing sources of funds, such as deposits and borrowings.

The level of net interest income is determined primarily by the average balances, or volume, of interest-earning assets and interest-bearing liabilities and the various rate spreads between the interest-earning assets and the Company's funding sources. Changes in our net interest income from period to period result from, among other things:

- increases or decreases in the volumes of interest-earning assets and interest-bearing liabilities;
- increases or decreases in the average rates earned and paid on those assets and liabilities;
- our ability to manage our interest-earning asset portfolio, which includes loans;

- the availability and costs of particular sources of funds, such as non-interest bearing deposits; and

- our ability to "match" liabilities to fund assets of similar maturities at a profitable spread of rates earned on assets over rates paid on liabilities.

In 2009 and 2008, our other principal sources of revenue were service charges on deposit accounts and credit/debit card related income.

Net Income (Loss)

The following is a summary of our results of operations (dollars in thousands except per share amounts):

	Years Ended December 31, 2009	Years Ended December 31, 2008	Dollar Change 2009 to 2008	Percent Change 2009 to 2008
Interest income	$ 31,369	$ 35,193	$ (3,824)	-10.87%
Interest expense	13,358	16,934	(3,576)	-21.12%
Net interest income	18,011	18,259	(248)	-1.36%
Provision for loan losses	11,673	2,275	9,398	413.10%
Net interest income after provision for loan losses	6,338	15,984	(9,646)	-60.35%
Noninterest income	4,863	4,325	538	12.44%
Noninterest expense	19,217	16,202	3,015	18.61%
Net income (loss) before income taxes	(8,016)	4,107	(12,123)	-295.18%
Income tax expense (benefit)	(3,788)	827	(4,615)	-558.04%
Net income (loss) before	$ (4,228)	$ 3,280	$ (7,508)	-228.90%
Total revenues	$ 36,232	$ 39,518		
Total expenses	40,460	36,238		
Basic earnings (loss) per share	(1.61)	1.24		
Diluted earnings (loss) per share	(1.61)	1.24		

The net loss for 2009 was primarily attributable to the increase in the provision for loan losses as well as continued compression in the Company's net interest margin. The increase in the provision for loan losses reflects the higher levels of net loans charged-off and increased probable losses as a result of the slowdown in economic conditions, primarily with respect to the real estate construction and development segment of our portfolio. Total average loans, our largest interest earning-asset, decreased approximately $1,602,000 during 2009. More significantly, the average balance of nonaccrual loans increased approximately $18,944,000 during the year from approximately $11,711,000 at December 31, 2008 to approximately $40,549,000 at December 31, 2009. The interest associated with these loans that was excluded and reversed from income throughout 2009 was a significant factor contributing to the decrease in interest income, the 114 basis point reduction of the yield earned on loans as well as the continued compression of our net interest margin. Nonaccrual loans and interest income are

discussed in more detail under "Allowance for Loan Losses" and "Net Interest Income." Additionally, the net loss during 2009 was negatively impacted by the increase in noninterest expense which was primarily related to the increase in FDIC insurance assessment expense and expenses associated with maintaining OREO, both of which are described in more detail under "Noninterest Expenses."

Basic and diluted loss per share was ($1.61) and ($1.61), respectively, for 2009, compared to earnings per share $1.24 and $1.24, respectively, for 2008 reflecting the decrease in net income from 2008 to 2009. The average number of shares outstanding was unchanged during 2009.

The Bank's net interest margin, the difference between the yields on earning assets, including loan fees, and the rate paid on funds to support those assets, declined 40 basis points from 3.47% at December 31, 2008, to 3.07% at December 31, 2009. Management anticipated greater stability of the net interest margin during 2009 in comparison to 2008, however; the volume of nonaccrual loans caused a more prolonged compression that was greater than expected. See the section titled "Net Interest Income," below for a more detailed discussion.

The following chart illustrates our net income (loss) for the periods indicated. The changes below were impacted by changes in rate as well as changes in volume:

	2009	2008
First Quarter	$ (673,634)	$ 790,580
Second Quarter	(789,050)	929,137
Third Quarter	1,028,162	868,204
Fourth Quarter	(3,793,873)	692,287
Annual Total	$ (4,228,395)	$ 3,280,208

The following discussion and analysis describes, in greater detail, the specific changes in each income statement component.

Net Interest Income

Average Balances, Interest Income, and Interest Expense

The following table contains condensed average balance sheets for the years indicated. In addition, the amount of our interest income and interest expense for each category of interest-earning assets and interest-bearing liabilities and the related average interest rates, net interest spread and net yield on average interest earning assets are included.

Average Balance Sheet and Analysis of Net Interest Income for the Years Ended December 31, 2009 and 2008

(in thousands, except rates)

	Average Balance		Income/Expense		Yield/Rate	
	2009	2008	2009	2008	2009	2008
Interest-earning assets:						
Loans (1)(2)	$ 415,522	$ 417,124	$ 25,072	$ 29,921	6.03%	7.17%
Investment Securities: (3)						
Available for sale	151,729	101,210	5,994	4,926	3.95%	4.87%
Held to maturity	2,156	2,073	87	96	4.04%	4.63%
Equity securities	3,895	3,799	191	201	4.90%	5.29%
Total securities	157,780	107,082	6,272	5,223	3.98%	4.88%
Federal funds sold and other	13,295	2,147	25	49	0.19%	2.28%
Total interest-earning assets	586,597	526,353	31,369	35,193	5.35%	6.69%
Nonearning assets	72,816	56,617				
Total Assets	$ 659,413	$ 582,970				
Interest-bearing liabilities:						
Interest bearing deposits:						
Interest bearing demand deposits	150,384	142,020	1,856	3,067	1.23%	2.16%
Savings deposits	17,340	13,815	241	269	1.39%	1.95%
Time deposits	304,715	224,055	8,151	9,579	2.67%	4.28%
Total interest bearing deposits	472,439	379,890	10,248	12,915	2.17%	3.40%
Securities sold under agreements to repurchase	4,284	5,093	91	129	2.12%	2.53%
Federal Home Loan Bank advances and other borrowings	68,442	83,024	2,627	3,127	3.84%	3.77%
Subordinated debt	13,403	13,403	392	763	2.92%	5.69%
Total interest-bearing liabilities	558,568	481,410	13,358	16,934	2.39%	3.52%
Noninterest-bearing deposits	45,761	48,331	-	-		
Total deposits and interest-bearings liabilities	604,329	529,741	13,358	16,934	2.21%	3.20%
Other liabilities	3,143	2,616				
Shareholders' equity	51,941	50,613				
	$ 659,413	$ 582,970				
Net interest income			$ 18,011	$ 18,259		
Net interest spread (4)					2.96%	3.17%
Net interest margin (5)					3.07%	3.47%

(1) Interest income from loans includes total fee income of approximately $1,134,000 and $1,786,000 for the years ended December 31, 2009 and 2008, respectively.

(2) For the purpose of these computations, non-accrual loans are included in average loans.

(3) Tax-exempt income from investment securities is not presented on a tax-equivalent basis.

(4) Yields realized on interest-earning assets less the rates paid on interest-bearing liabilities.

(5) Net interest margin is the result of net interest income divided by average interest-earning assets for the period.

During the fourth quarter of 2008, the Federal Reserve, in response to increasing economic instability, further reduced the targeted federal funds rate such that the targeted rate was less than 0.25% throughout 2009 compared to an average rate of 2.09% throughout 2008. This reduction resulted in the continued compression of our net interest margin as we experienced reduced yields on a significant portion of our earning asset base due to variable rate loans. Rate and volume variances during 2009 caused a decrease in interest income and interest expense as well as net interest income which decreased approximately $248,000 in 2009 compared to 2008. The Company's net interest margin decreased by 40 basis points in 2009 compared to 2008. Yields on our loan portfolio decreased by 114 basis points in 2009 compared to 2008, reflecting the approximately $19 million increase in average nonaccrual loans during the year as well as the continuing depressed rate environment. Although we made significant investments in our available-for-sale investment securities portfolio in 2009, yields decreased by 90 basis points in 2009 compared to 2008. Offsetting the decrease in yields earned on our average earning assets was a corresponding decrease in our funding costs. Rates paid on our interest-bearing deposits decreased by 123 basis points in 2009 compared to 2008, reflecting the continued effects of a decreasing interest rate environment during 2009. Also contributing to our lower funding costs was a 277 basis point decrease in rates paid on subordinated debt in 2009.

Average balances of our earning assets increased by approximately $60 million in 2009 compared to 2008, primarily due to growth in average deposits which increased approximately $93 million in 2009. Due to limited lending opportunities, our liquidity was used to pay off federal funds purchased and the remaining funds were invested in relatively lower yielding debt securities and federal funds sold.

Our net interest margin, the difference between the yield on earning assets, including loan fees, and the rate paid on funds to support those assets, averaged 3.07% during 2009 versus 3.47% in 2008, a decrease of 40 basis points. The decrease in our net interest margin reflects a decrease in the average spread in 2009 between the rates we earned on our interest-earning assets, which had a decrease in overall yield of 134 basis points to 5.35% at December 31, 2009, as compared to 6.69% at December 31, 2008, and the rates we paid on interest-bearing liabilities, which had a slightly less substantial decrease of 113 basis points in the overall rate to 2.39% at December 31, 2009, versus 3.52% at December 31, 2008. Our interest-earning assets, including approximately $181,000,000 in loans tied to prime that reprice immediately, reprice more quickly than our interest-bearing liabilities, particularly time deposits and borrowings with a fixed rate and term. Therefore, during the continuous, declining interest rate environment experienced over the last two years, our net interest margin has been compressed as our interest-sensitive assets and liabilities reprice at their expected speeds. Additionally, the approximately $19 million increase in nonaccrual loans and approximately $3 million decrease in noninterest-bearing demand deposits during 2009 negatively impacted our net interest margin. The negative effect of these items will continue as long as and to the extent that the balance of nonaccrual loans is increased and the balance of noninterest-bearing demand deposits is reduced. When market interest rates begin to increase, our net interest margin will likely remain compressed until interest rates exceed the established rate floors.

The interest income we earn on loans is the largest component of net interest income and the Bank's net interest margin. The average balance of our loan portfolio decreased approximately $1.6 million during 2009 and, as mentioned above, the yield we earned on these loans decreased as well. Both of these factors contributed to the approximately $4.8 million

reduction in loan related interest income. While management separately deals with the nonperforming loans that accounted for a considerable portion of the decline in yield and income during 2009, measures to offset the impact of the depressed rate environment, including certain terms and conditions applicable to performing loans such as repricing frequency, rate floors and fixed interest rates, have been used by the Bank in an attempt to limit exposure to low interest rates.

Interest income on investment securities increased approximately $1 million from 2008 to 2009 due to the approximately $51 million increase in volume of securities owned. During 2009, the yield on securities decreased 90 basis points; however, the increase in volume was enough to offset the reduction in yield.

The decrease in interest expense during 2009 as compared to 2008 was primarily due to the general decrease in interest rates paid on deposits, primarily demand deposit accounts and time deposits (including brokered deposits), as well as subordinated debt. The increases in the average balance of time deposits of approximately $81 million and interest-bearing demand deposits of approximately $8 million were not large enough to counteract the effects of the lower rates paid. As a result of the approximately $10 million decrease in the average balance of federal funds purchased in 2009, the average rate paid on combined FHLB advances and other borrowings during 2009 was higher than the average rate paid during 2008. The rates paid to borrow federal funds are based on current market rates and are significantly lower than the average rates paid on our FHLB borrowings which are generally fixed rates obtained at various times under different market conditions. FHLB advances are typically subject to prepayment penalties that severely limit any interest rate advantages gained from early payment if current market rates are lower than rates applicable to outstanding advances. In spite of the 2009 rate increase, interest expense on borrowed funds decreased approximately $500,000, reflecting the approximately $15 million decrease in average borrowed funds. Interest expense on subordinated debt decreased during 2009 due exclusively to the 277 basis point decrease in the average rate paid on this debt which is priced at a spread above 3-month LIBOR.

Even as our cost of interest-bearing deposits has declined due to the actions of the Federal Open Markets Committee ("FOMC"), the local competition for deposits, in some instances, has and could continue to cause interest rates paid on deposits to remain above market levels during 2010.

Rate and Volume Analysis

The following table sets forth the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected our interest income and interest expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) change in volume (change in volume multiplied by previous year rate); (2) change in rate (change in rate multiplied by current year volume); and (3) a combination of change in rate and change in volume. The changes in interest income and interest expense attributable to both volume and rate have been allocated proportionately to the change due to volume and the change due to rate.

ANALYSIS OF CHANGES IN NET INTEREST INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(dollars in thousands)

	2009 Compared to 2008 Increase (decrease) due to change in		
	Rate	**Volume**	**Total**
Income from interest-earning assets:			
Interest and fees on loans	$ (4,734)	$ (115)	$ (4,849)
Interest on securities	(1,425)	2,474	1,049
Interest on Federal funds sold and other	(278)	254	(24)
Total interest income	(6,437)	2,613	(3,824)
Expense from interest-bearing liabilities:			
Interest on interest-bearing deposits	(1,493)	254	(1,239)
Interest on time deposits	(4,891)	3,463	(1,428)
Interest on other borrowings	(300)	(609)	(909)
Total interest expense	(6,684)	3,108	(3,576)
Net interest income	$ 247	$ (495)	$ (248)

Provision for Loan Losses

The provision for loan losses represents a charge to earnings necessary to establish an allowance for loan losses and is based on management's evaluation of economic conditions, volume and composition of the loan portfolio, historical charge-off experience, the level of nonperforming and past due loans, and other indicators derived from reviewing the loan portfolio. Management performs such reviews quarterly and makes appropriate adjustments to the level of the allowance for loan losses as a result of these reviews.

As discussed in more detail under "Discussion of Financial Condition – Allowance for Loan Losses," management determined it was necessary to increase the allowance for loan loss account through the provision for loan losses. Although total loans decreased approximately $13 million during 2009, the increase in the provision for loan losses during 2009 as compared to 2008 was due to increased charge-offs and delinquencies, related primarily to deterioration in the real estate segment of the Company's loan portfolio, particularly construction and land development, as well as increased probable losses as the result of the slowdown in economic conditions. Management has continued its thorough review of the loan portfolio with particular emphasis on construction and land development loans and we believe we have identified and adequately provided for losses present in the loan portfolio; however, due to the necessarily approximate and imprecise nature of the allowance for loan loss estimate, certain projected scenarios may not occur as anticipated. Additionally, further deterioration of factors relating to the loan portfolio, such as conditions in the local and national economy and the local real estate market, could have an added adverse impact and require additional provision expense.

Noninterest Income

The following table presents the major components of noninterest income for 2009 and 2008 (dollars in thousands).

	Years Ended December 31, 2009	2008	Dollar Change 2009 to 2008	Percent Change 2009 to 2008
Service charges on deposit accounts	$ 2,327	$ 1,424	$ 903	63.41%
Other fees and commissions	1,262	1,222	40	3.27%
Gain on sale of mortgage loans	147	163	(16)	-9.82%
Gain on sale of securities, net	2,558	179	2,379	1,329.05%
Loss on impairment of securities	(347)	-	(347)	100.00%
Gain (loss) on other real estate, net	(1,479)	759	(2,238)	-294.86%
Other noninterest income	395	578	(183)	-31.66%
Total noninterest income	$ 4,863	$ 4,325	$ 538	12.44%

The principal components of noninterest income during both 2008 and 2009 were service charges on deposits, fees associated with credit/debit cards included in "other fees and commissions", and income resulting from the increase in the cash surrender value of bank owned life insurance ("BOLI"). Additionally, during 2009, we sold approximately $90 million of our available-for-sale investment securities in order to reposition our bond portfolio for asset liability management purposes. As a result of the sale of these securities, we realized a $2.6 million net gain, excluding the securities impairment loss described below. Also during 2009, we recorded an approximately $1.5 million net loss on OREO, which includes valuation adjustments as well as gains and losses on disposal. During 2008, we sold two pieces of excess Bank property resulting in a total gain on sale of approximately $882,000. The net gain on OREO during 2008 was approximately $759,000. The increase in service charges on deposit accounts was primarily the result of an authorized overdraft program implemented during January 2009. The addition of this program increased the number of customers using overdraft protection products.

In November 2009, the Federal Reserve Board issued a final rule that, effective July 1, 2010, prohibits financial institutions from charging customers fees for paying overdrafts on automated teller machine and debit card transactions, unless a consumer consents, or opts in, to the overdraft service for those types of transactions. Consumers must be provided a notice that explains the financial institution's overdraft services, including the fees associated with the service, and the consumers' choices. Because our customers must provide advance consent to the overdraft service for automated teller machine and one-time debit card transactions, we cannot be certain what impact this rule will have on the amount of insufficient funds charges reported in future periods.

In the first quarter of 2009, the Company experienced losses of $347,368 related to impairment of common stock held by the Bank and issued by Silverton and trust preferred securities held by the Bank and issued by a trust affiliated with Silverton which are guaranteed by Silverton. On May 1, 2009, Silverton's bank subsidiary, Silverton Bank, was placed into receivership by the OCC after Silverton Bank's capital deteriorated significantly in the first quarter of 2009. On June 5, 2009, Silverton filed a petition for bankruptcy. The Company does

not anticipate that it will recover any of the Bank's investment in either the common securities or trust preferred securities issued by Silverton or its affiliated trust. As a result, the Company recorded an impairment charge of $347,368 during the first quarter of 2009, which represents the Company's full investment in the securities.

Noninterest Expenses

The following table presents the major components of noninterest expense for 2009 and 2008 (dollars in thousands).

	Years Ended December 31, 2009	Years Ended December 31, 2008	Dollar Change 2009 to 2008	Percent Change 2009 to 2008
Salaries and employee benefits	$ 9,670	$ 9,232	$ 438	4.74%
Occupancy expenses	1,699	1,324	375	28.32%
FDIC assessment expense	1,537	354	1,183	334.18%
Other operating expenses	6,311	5,293	1,018	19.23%
Total noninterest expense	$ 19,217	$ 16,203	$ 3,014	18.60%

The largest component of our non-interest expense continues to be the cost of salaries and employee benefits, which increased by approximately $438,000 during 2009. However, the most significant increase in noninterest expenses during 2009 was related to an increase in FDIC assessment expense of approximately $1.2 million and the increase in other operating expenses including an increase in maintenance costs related to foreclosed real estate of approximately $493,000, an increase in professional fees of approximately $263,000 and an increase in furniture, fixture and equipment related expenses of approximately $112,000.

Due to new BIF funding rules adopted by the FDIC as well as the increasing number of bank failures, FDIC insurance costs were significantly higher for all insured depository institutions during 2009. The Bank's 2009 FDIC assessment expense increased approximately $1,184,000 when compared to 2008. This increase includes approximately $306,000 related to a one-time assessment paid during the third quarter of 2009. In November 2009, the FDIC issued a rule that required all insured depository institutions, with limited exceptions, to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. The FDIC also adopted a uniform three-basis point increase in assessment rates effective on January 1, 2011. In December 2009, we paid approximately $4.4 million in prepaid risk-based assessments, which included $292,000 related to the fourth quarter of 2009 that would have otherwise been payable in the first quarter of 2010. This amount is included in deposit insurance expense for 2009. The remaining $4.1 million in pre-paid deposit insurance is included in other assets in the accompanying consolidated balance sheet as of December 31, 2009. Unless the FDIC imposes additional, unforeseen assessments during 2010, we expect that our expenses related to FDIC insurance will be slightly lower in 2010 than they were in 2009.

Foreclosed real estate expense increased approximately $493,000 from approximately $20,000 in 2008, to approximately $513,000 in 2009. The increase is due to the increase in OREO from approximately $9.4 million at December 31, 2008 to approximately $14.5 million at December 31, 2009. Additionally, the Bank operated one property, a hotel, which previously

secured a loan for approximately $6.3 million for nine months during 2009. The property was sold in the third quarter of 2009; however, operation of the property contributed to the increase in foreclosed real estate expense during 2009. We may continue to experience increases in the expenses to hold, market and dispose of OREO, particularly if the amount of OREO continues to increase.

The increase in professional fees for 2009 when compared to 2008 was primarily the result of fees paid to the firm administering our authorized overdraft program. The program was implemented in January 2009; therefore, these fees are not reflected in 2008 results of operations. The increase in professional fees also includes a general increase in audit and tax fees during 2009.

During the first quarter of 2009, the Bank completed the expansion of our Operations Center as well as the construction of our Blount County regional headquarters. During the second quarter of 2009, we completed construction of our Newport Highway branch. The increase in salaries and employee benefits during 2009 was primarily related to the addition of staff dedicated to managing troubled assets as described in more detail under "Past Due Loans and Non-Performing Assets" as well as staff related to branch expansion and the general increase in insurance and benefit costs for employees. The increase in occupancy expense and furniture, fixture and equipment expense, included in other operating expenses, during 2009 were also primarily the result of the Bank's physical growth.

Income Taxes

Our provision for income taxes and effective tax rates for 2009 and 2008 were as follows:

Provision for Income Taxes and Effective Tax Rates
(dollars in thousands)

	Provision	Effective Tax Rates
2009	$ (3,788)	47.26%
2008	827	20.14%

The increase in the effective rate for 2009 when compared to 2008 was primarily due to the Bank's net operating loss. Tax exempt income has the effect of increasing a taxable loss, therefore increasing effective tax rates as a percentage of pretax income. This is the opposite effect on tax rates when a company has pretax income. During 2008 and 2009, the effective tax rate was positively impacted by the continuing tax benefits generated from MNB Real Estate, Inc., which is a real estate investment trust subsidiary formed during the second quarter of 2005. The income generated from tax-exempt municipal bonds and bank owned life insurance also continues to improve our effective tax rate. Additionally, during 2006, the Bank became a partner in Appalachian Fund for Growth II, LLC with three other Tennessee banking institutions. This partnership has invested in a program that generated a federal tax credit in the amount of approximately $200,000 per year during 2008 and 2009. The program is also expected to generate a one-time state tax credit in the amount of $200,000 to be utilized over a maximum of 20 years to offset state tax liabilities.

Discussion of Financial Condition

General Discussion of Our Financial Condition

The following is a summary comparison of selected major components of our financial condition for the periods ended December 31, 2009 and 2008 (dollars in thousands):

	2009	2008	$ change	% change
Cash and equivalents	$ 14,105	$ 14,590	$ (485)	-3.32%
Loans	407,704	420,429	(12,725)	-3.03%
Allowance for loan losses	11,353	5,292	6,061	114.53%
Investment securities	146,534	126,695	19,839	15.66%
Premises and equipment	33,709	31,484	2,225	7.07%
Other real estate owned	14,575	9,444	5,131	54.33%
Total assets	636,784	621,373	15,411	2.48%
Noninterest-bearing demand deposits	47,601	44,652	2,949	6.60%
Interest-bearing demand and savings deposits	173,769	163,565	10,204	6.24%
Time deposits	289,244	246,449	42,795	17.36%
Total deposits	510,614	454,666	55,948	12.31%
Federal funds purchased	-	22,580	(22,580)	-100.00%
Federal Home Loan Bank advances	62,900	72,900	(10,000)	-13.72%
Subordinated debentures	13,403	13,403	-	0.00%
Total liabilities	589,415	570,379	19,036	3.34%
Accumulated other comprehensive income (loss)	283	(148)	431	291.22%
Total shareholders' equity	$ 47,369	$ 50,994	$ (3,625)	-7.11%

Loans

At December 31, 2008 and 2009, loans comprised 76.1% and 74.2% of our total earning assets, respectively. This decrease was caused by the decrease in loans as well as the more significant, relative increase in our investment securities portfolio which was driven primarily by limited lending opportunities, increased pledging requirements related to borrowed funds and increased collateralization percentages applicable to our pledging requirements, primarily those related to public funds. Total earning assets as a percent of total assets, were 86.3% at December 31, 2009, compared to 88.9% at December 31, 2008. This decrease in total earning assets relative to total assets in 2009 was attributable to the increase in OREO and premises and equipment related to the construction of new branches and the expansion of our operations center. The increase in securities as a percentage of our total earning assets negatively impacted our net interest margin in 2009 as the yield earned on these securities was lower than the yield earned on loans.

Loan Portfolio. Our loan portfolio consisted of the following loan categories and amounts as of the dates indicated:

	At December 31,				
	2009	2008	2007	2006	2005
			(in thousands)		
Commercial, financial, agricultural	$ 30,387	$ 37,632	$ 35,929	$ 26,062	$ 15,375
Real estate - construction, development	99,771	142,370	150,844	137,989	80,719
Real estate - mortgage	270,622	231,999	201,011	173,085	144,898
Consumer and other	6,924	8,428	9,890	7,572	7,872
Less allowance for loan losses	11,353	5,292	3,974	3,524	2,634
Loans, net	$ 396,351	$ 415,137	$ 393,700	$ 341,184	$ 246,230

Commercial and consumer loans tend to be more risky than loans that are secured by real estate; however, the Bank seeks to control this risk with adherence to quality underwriting standards. Still, as reflected in our 2009 results of operations and described in more detail under "Allowance for Loan Losses," real estate construction and development loans do involve risk and if the underlying collateral, which in the case of acquisition and development loans may involve large parcels of real property, is not equal to the value of the loan, we may suffer losses if the borrower defaults on its obligation to us.

Maturities and Sensitivities of Loan Portfolio to Changes in Interest Rates. Total loans as of December 31, 2009 are classified in the following table according to maturity or scheduled repricing:

	One year or less	Over one year through three years	Over three years through five years	Over five years
		(in thousands)		
Commercial, financial, agricultural	$ 11,409	$ 7,883	$ 6,212	$ 4,105
Real estate - construction, development	62,063	27,805	9,748	2,735
Real estate - mortgage	125,849	97,166	28,198	17,897
Consumer and other	3,852	1,829	721	232
Total	$ 203,173	$ 134,683	$ 44,879	$ 24,969

Of our loans maturing more than one year after December 31, 2009, approximately $97,520,000 had fixed rates of interest and approximately $107,011,000 had variable rates of interest. At December 31, 2009, loans to sub-dividers/developers were 16.3% of total loans and loans to franchise hotels & motels were 10.1% of total loans. No other concentrations of credit exceeded ten percent of our total loans.

Past Due Loans and Non-Performing Assets

The following table presents performing loans that were past due at least 30 days but less than 90 days as of December 31, 2009 and 2008:

	December 31,			
	2009		2008	
	Balance	% of total loans	Balance	% of total loans
	($ in thousands)			
Construction, land development and other land loans	$ 656	0.16%	$ 11,081	2.64%
Commercial real estate	126	0.03%	1,170	0.28%
Consumer real estate	1,125	0.28%	2,312	0.55%
Commercial loans	138	0.03%	201	0.05%
Consumer loans	81	0.02%	88	0.02%
Total	$ 2,126	0.52%	$ 14,852	3.53%

Due to management's efforts to identify and enter into workout arrangements with borrowers experiencing financial difficulty, delinquent loans at December 31, 2009 were significantly lower than delinquent loans at December 31, 2008. Developers that do not have adequate cash flow or cash reserves to sustain the required interest payments on their loans during this period of economic stress have been unable to continue their developments. As a result, the Bank has classified a significant portion of these loans as non-performing assets.

The Bank's non-performing assets consist of loans past due 90 days or more and still accruing, nonaccrual loans and OREO. Loans that have been restructured and remain on accruing status are not included in non-performing assets. The following table presents the Bank's non-performing assets for the periods indicated:

	Past due 90 days or more and still accruing	% of total loans	Nonaccrual loans	% of total loans	Other real estate owned	Total non-performing assets
			($ in thousands)			
As of December 31, 2009						
Construction, land development and other land loans	$ 43	0.01%	$ 21,596	5.30%	$ 5,834	$ 27,473
Commercial real estate	-	0.00%	11,003	2.70%	1,093	12,096
Consumer real estate	-	0.00%	7,864	1.93%	7,648	15,512
Commercial loans	-	0.00%	75	0.02%	-	75
Consumer loans	25	0.01%	10	0.00%	-	35
Total	$ 68	0.02%	$ 40,548	9.95%	$ 14,575	$ 55,191
Total non-performing loans to total loans				9.96%		
Total non-performing assets to total loans plus other real estate owned				13.07%		
As of December 31, 2008						
Construction, land development and other land loans	$ -	0.00%	$ 9,185	2.18%	$ 2,859	$ 12,044
Commercial real estate	-	0.00%	136	0.03%	6,475	6,611
Consumer real estate	122	0.03%	2,390	0.57%	110	2,622
Commercial loans	-	0.00%	-	0.00%	-	-
Consumer loans	6	0.00%	-	0.00%	-	6
Total	$ 128	0.03%	$ 11,711	2.79%	$ 9,444	$ 21,283
Total non-performing loans to total loans				2.82%		
Total non-performing assets to total loans plus other real estate owned				4.95%		

Delinquent and nonaccrual loans at both December 31, 2009 and December 31, 2008 consisted primarily of construction and land development loans and commercial and consumer real estate loans. Approximately $21,596,000 of the nonaccrual loans, or 53.3% of the approximate $40,548,000 total at December 31, 2009, are construction and land development loans while commercial real estate and consumer real estate make up approximately $11,003,000 and $7,864,000, or 27.1% and 19.4%, respectively, of nonaccrual loans at that date.

Notwithstanding the general favorable trends in tourism in Sevier County, residential and commercial real estate sales continued to be weak during 2009, following the same pattern that existed during the second half of 2008. The reduced sales have negatively impacted past due, nonaccrual and charged-off loans. Price declines during 2009 have had an adverse impact on overall real estate values. These trends have had the greatest effect on the construction and development and commercial real estate portfolios resulting in the significant increase in nonaccrual loans during 2009. Many of the borrowers in these categories are dependent upon real estate sales to generate the cash flows used to service their debt. Since real estate sales have been depressed, many of these borrowers have experienced greater difficulty meeting their obligations, and to the extent that sales remain depressed, these borrowers may continue to have difficulty meeting their obligations.

The following table sets forth the reduction in interest income we experienced in 2008 and 2009 as a result of non-performance of certain loans during the year:

	2009	2008
	(in thousands)	
Interest income that would have been recorded on nonaccrual loans under original terms	$ 1,359	$ 748
Interest income that was recorded on nonaccrual loans	45	2

The purpose of placing a loan on nonaccrual is to prevent the Bank from overstating its income. The decision to place a loan on nonaccrual is made by the Executive Committee based on a monthly review. The Executive Committee also reviews any loans recommended by management to be placed on nonaccrual that are: (1) being maintained on a cash basis because of deterioration in the financial position of the borrower; or (2) for which payment in full of interest or principal is not expected.

Generally, the Bank does not accrue interest on any loan when principal or interest are in default for 90 days or more unless the loan is well secured and in the process of collection. Consumer loans and residential real estate loans secured by 1-4 family dwellings are ordinarily not subject to those guidelines.

The Board of Directors may restore a non-accruing loan to an accruing status when principal and interest is no longer due and unpaid, or it otherwise becomes both well secured and in the process of collection. All loans on non-accrual are reported on the Bank's watch loan list.

The Bank's OREO increased approximately $5,131,000 during 2009. One property, an operating nightly condo rental operation located in Pigeon Forge, Tennessee, which previously secured a loan for approximately $5,116,000, represents approximately $4,860,000, or 33%, of the OREO balance at December 31, 2009 (included in consumer real estate in the table above). The condos are currently under management contract with an experienced nightly rental management company as we seek to market the sale of the properties.

Potential problem loans, which are not included in nonperforming loans, amounted to approximately $27.2 million, or 6.66% of total loans outstanding at December 31, 2009, compared to approximately $2.9 million, or 0.68% of total loans outstanding at December 31, 2008. Potential problem loans represent those loans with a well-defined weakness and where information about possible credit problems of borrowers has caused management to have serious doubts about the borrower's ability to comply with present repayment terms. This definition is believed to be substantially consistent with the standards established by the OCC, the Bank's primary regulator, for loans classified as substandard or worse, excluding the impact of nonperforming loans. The large increase in potential problem loans was caused primarily by the downgrade of additional residential construction and development loans, commercial and industrial loans, and commercial real estate loans due to the continuing deterioration in the economy. Loans past due 30 days or longer have been excluded from potential problem loans.

During 2009, the Bank formed a Special Assets department dedicated to oversight of non-performing assets. The Special Assets department focuses on relationships that represent current and potential performance problems related to the Bank's loan portfolio. The department also handles administration of the Bank's OREO properties including incorporating new information and data as it becomes available and applying that information to the recorded value of assets.

Allowance for Loan Losses

The allowance for loan losses represents management's assessment and estimates of the risks associated with extending credit and its evaluation of the quality of our loan portfolio. Management analyzes the loan portfolio to determine the adequacy of the allowance for loan losses and the appropriate provision required to maintain the allowance for loan losses at a level believed to be adequate to absorb probable incurred loan losses. In assessing the adequacy of the allowance, management reviews the size, quality and risk of loans in the portfolio. Management also considers such factors as the Bank's loan loss experience, the amount of past due and nonperforming loans, impairment of loans, specific known risks, the status, amounts and values of nonperforming assets (including loans), underlying collateral values securing loans, current and anticipated economic conditions and other factors which affect the allowance for potential credit losses. Based on an analysis of the credit quality of the loan portfolio prepared by the Bank's loan review officer, the CFO presents a quarterly analysis of the adequacy of the allowance for loan losses for review by our board of directors.

Our allowance for loan losses is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance and the level of risk in the loan portfolio. During their routine examinations of banks, regulatory agencies may advise a bank to make additional provisions to its allowance for loan losses, which would negatively impact a bank's results of operations, when the opinion of the regulators regarding credit evaluations and allowance for loan loss methodology differ materially from those of the bank's management.

Concentrations of credit risk typically involve loans to one borrower, an affiliated group of borrowers, borrowers engaged in or dependent upon the same industry, or a group of borrowers whose loans are secured by the same type of collateral. Our most significant concentration of credit risks lies in the high proportion of our loans to businesses and individuals dependent on the tourism industry and loans to subdividers and developers of land. The Bank assesses loan risk by primary concentrations of credit by industry and loans directly related to the tourism industry are monitored carefully. At December 31, 2009, approximately $200 million in loans, or 49% of total loans, were to businesses and individuals whose ability to repay depends to a significant extent on the tourism industry in the markets we serve as compared to approximately $180 million in loans, or 43% of total loans, at December 31, 2008. The most significant increase in this category was for hotel & motel franchise operators which increased approximately $16 million to approximately $41 million. Additionally, loans to overnight rental agencies increased approximately $9 million to approximately $38 million.

While it is the Bank's policy to charge off in the current period loans for which a loss is considered confirmed, there are additional risks of losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because the risk of loss includes unpredictable

factors, such as the state of the economy and conditions affecting individual borrowers, management's judgments regarding the appropriate size of the allowance for loan losses is necessarily approximate and imprecise, and involves numerous estimates and judgments that may result in an allowance that is insufficient to absorb all incurred loan losses.

Management is not aware of any loans classified for regulatory purposes as loss, doubtful, substandard, or special mention that have not been identified which (1) represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity, or capital resources, or (2) represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

Individually impaired loans are loans that the Bank does not expect to collect all amounts due according to the contractual terms of the loan agreement and include any loans that meet the definition of a troubled debt restructuring ("TDR"), as discussed in more detail below. In some cases, collection of amounts due becomes dependent on liquidating the collateral securing the impaired loan. Collateral dependent loans do not necessarily result in the loss of principal or interest amounts due; rather the cash flow is disrupted until the underlying collateral can be liquidated. As a result, the Bank's impaired loans may exceed nonaccrual loans which are placed on nonaccrual status when questions arise about the future collectability of interest due on these loans. The status of impaired loans is subject to change based on the borrower's financial position.

Problem loans are identified and monitored by the Bank's watch list report which is generated during the loan review process. This process includes review and analysis of the borrower's financial statements and cash flows, delinquency reports and collateral valuations. The watch list includes all loans determined to be impaired and management determines the proper course of action relating to these loans and receives monthly updates as to the status of the loans.

The following table presents impaired loans as of December 31, 2009 and December 31, 2008:

	December 31, 2009		**December 31, 2008**	
	Impaired Loans	**% of total loans**	**Impaired Loans**	**% of total loans**
	($ in thousands)			
Construction, land development and other land loans	$ 27,213	6.67%	$ 1,907	0.45%
Commercial real estate	13,224	3.24%	616	0.15%
Consumer real estate	22,616	5.55%	824	0.20%
Other loans	94	0.02%	-	0.00%
Total	$ 63,147	15.49%	$ 3,347	0.80%

The increase in impaired loans during 2009 was primarily related to the weakened residential and commercial real estate market in the Bank's market areas. Within this segment of the portfolio, the Bank makes loans to, among other borrowers, home builders and developers of land. These borrowers have continued to experience stress during the current recession due to a combination of declining demand for residential real estate and the resulting price and collateral value declines. In addition, housing starts in the Bank's market areas continue to slow. An extended recessionary period will likely cause the Bank's real estate mortgage loans, which include construction and land development loans, to continue to underperform and may result in increased levels of impaired loans and non-performing assets, which may negatively impact the Company's results of operations.

Due to the weakening credit status of a borrower, we may elect to formally restructure certain loans to facilitate a repayment plan that minimizes the potential losses, if any, that we might incur. All restructured loans are classified as impaired loans and, if on nonaccruing status as of the date of restructuring, the loans are included in the nonperforming loan balances. Not included in nonperforming loans are loans that have been restructured that were performing as of the restructure date. At December 31, 2009, there were $21.8 million of accruing restructured loans that remain in a performing status. There were no accruing restructured loans at December 31, 2008.

TDRs at December 31, 2009 totaled approximately $37,332,000 which is 59.1% of total impaired loans. The TDRs related primarily to 1-4 family residential loans totaling approximately $15,093,000, or 23.9% of impaired loans, construction and development loans totaling approximately $11,450,000, or 18.1% of impaired loans and commercial real estate loans totaling approximately $10,789,000, or 17.1% of impaired loans. The TDRs are due to lack of real estate sales and weak or insufficient cash flows of the guarantors of the loans due to the current economic climate. The majority of the TDRs are for a limited term, in most instances, of one to two years, and include an interest rate reduction during this term.

Our allowance for loan losses at December 31, 2009 was approximately $11,353,000, a net increase of approximately $6,061,000 for the year. The allowance for loan losses as a percentage of total loans, non-accrual loans and non-performing assets at December 31, 2009 was 2.78%, 28.00% and 27.95%, respectively, compared to 1.26%, 45.19% and 24.86%, respectively, at December 31, 2008. Net charge-offs during 2009 increased from approximately $957,000 in 2008 to approximately $5,612,000 in 2009, representing a net charge-off ratio of 1.35% in 2009 compared to 0.23% in 2008. Management continues to evaluate and adjust our allowance for loan losses, and presently believes the allowance for loan losses is adequate to provide for probable losses inherent in the loan portfolio. Management believes the loans, including those loans that were delinquent at December 31, 2009, that will result in additional charge-offs have been identified and adequate provision has been made in the allowance for loan loss balance. No assurance can be given, however, that adverse economic circumstances or other events or changes in borrowers' financial conditions, particularly borrowers in the real estate construction and development business, will not result in increased losses in the Bank's loan portfolio or in the need for increases in the allowance for loan losses through additional provision expense in future periods.

The following table summarizes our loan loss experience and related adjustments to the allowance for loan losses as of the dates and for the periods indicated:

	At December 31,				
	2009	2008	2007	2006	2005
	(dollars in thousands)				
Average balance of loans outstanding	$ 415,522	$ 417,124	$ 373,237	$ 292,950	$ 227,910
Balance of allowance for loan losses at beginning of year	5,292	3,974	3,524	2,634	2,281
Charge-offs:					
Commercial, financial, agricultural	328	198	43	-	-
Real estate - construction, development	3,054	686	158	1	24
Real estate - mortgage	2,220	41	250	25	40
Consumer and other	289	98	110	23	45
Recoveries:					
Commercial, financial, agricultural	1	43	-	-	-
Real estate - construction, development	-	-	-	1	-
Real estate - mortgage	251	11	15	18	10
Consumer and other	27	12	14	5	6
Net charge-offs	5,612	957	532	25	93
Additions to allowance charges to operations	11,673	2,275	982	915	446
Balance of allowance for loan losses at end of year	11,353	5,292	3,974	3,524	2,634
Ratio of net loan charge-offs during the year to average loans outstanding during the year	1.35%	0.23%	0.14%	0.01%	0.04%

The following table presents our allocation of the allowance for loan losses to the categories of loans in our loan portfolio as of the dates indicated:

	At December 31,									
	2009		2008		2007		2006		2005	
	Amount	Loan Category as % of Total Loans	Amount	Loan Category as % of Total Loans	Amount	Loan Category as % of Total Loans	Amount	Loan Category as % of Total Loans	Amount	Loan Category as % of Total Loans
	(dollars in thousands)									
Commercial	$ 557	7.45%	$ 1,289	8.95%	$ 968	9.03%	$ 418	7.56%	$ 225	3.16%
Real estate - construction, development	5,844	24.47%	2,131	33.86%	1,600	37.93%	1,331	40.03%	837	32.43%
Real estate - mortgage	4,798	66.38%	1,599	55.18%	1,201	50.55%	1,669	50.21%	1,502	58.23%
Consumer, other	154	1.70%	273	2.01%	205	2.49%	106	2.20%	70	6.18%
Total	$ 11,353	100.00%	$ 5,292	100.00%	$ 3,974	100.00%	$ 3,524	100.00%	$ 2,634	100.00%

Securities

Our investment securities portfolio consists of mortgage-backed securities, municipal securities and securities of U.S. government agencies. The investment securities portfolio is the second largest component of our earning assets and represented 26.67% of total earning assets and 23.01% of total assets at year-end 2009. As an integral component of our asset/liability management strategy, we manage our investment securities portfolio to maintain liquidity, balance interest rate risk and augment interest income. We also use our investment securities portfolio to meet pledging requirements for deposits and borrowings. The average yield on our

investment securities portfolio during 2009 was 3.98% versus 4.88% for 2008, a decrease of 90 basis points. Net unrealized gains (losses) on securities available for sale, included in accumulated other comprehensive income (loss), increased from a net unrealized loss of ($147,587) for the year ended December 31, 2008 to a net unrealized gain of $283,014 at December 31, 2009.

The growth in our investment securities portfolio during 2009 was seen primarily in mortgage-backed securities and U.S. Treasury and government agency securities, which increased 16% and 76%, respectively, and was attributable to limited lending opportunities, increased pledging requirements related to borrowed funds and increased collateralization percentages applicable to our pledging requirements, primarily those related to public funds. The required collateralization percent in effect for public funds pledging was 90% at December 31, 2008. At December 31, 2009, the required percentage was 115%. Additionally, during 2009, we purchased and pledged approximately $6.5 million in mortgage-backed securities as collateral for certain FHLB borrowings. The average yields on these investments generally exceeded the cost of the interest-bearing deposits that funded them during 2009. However, the cost of these deposits and the lower yield associated with these securities, when compared to loans, negatively impacted our net interest margin during 2009. Included in our investment securities portfolio as of December 31, 2009, was approximately $22,328,000 in tax-exempt municipal securities.

The carrying amounts of securities at the dates indicated are summarized as follows:

	At December 31,		
	2009	**2008**	**2007**
		(in thousands)	
Securities available for sale:			
U.S. Treasury and government agencies and corporations	$ 10,149	$ 5,751	$ 9,179
Corporate securities	-	175	175
Mortgage-backed securities	114,057	98,045	57,975
Obligations of states and political subdivisions	20,124	20,607	13,812
Total	144,330	124,578	81,141
Securities held to maturity:			
Obligations of states and political subdivisions	2,204	2,117	2,021

The following table contains the contractual maturity distribution, carrying value, and weighted-average yield to maturity of our investment securities.

	Maturity									
	1 year or less	Weighted Average Tax Equivalent Yield	After 1 Year - 5 Years	Weighted Average Tax Equivalent Yield	After 5 Years - 10 Years	Weighted Average Tax Equivalent Yield	Over 10 Years	Weighted Average Tax Equivalent Yield	Total	Weighted Average Tax Equivalent Yield
					(dollars in thousands)					
Securities available for sale:										
U.S. Treasury and government agencies	$ 6,249	0.11%	$ -	-	$ -	-	$ 3,900	4.78%	$ 10,149	1.91%
Mortgage-backed securities	171	5.13%	89,329	4.42%	9,356	4.69%	15,201	4.73%	114,057	4.48%
Obligations of states and political subdivisions	-	-	-	-	6,027	3.95%	14,097	4.85%	20,124	4.58%
Total available for sale	6,420	0.25%	89,329	4.42%	15,383	4.40%	33,198	4.79%	144,330	4.31%
Securities held to maturity:										
Obligations of states and political subdivisions	-	-	-	-	690	4.65%	1,514	4.38%	2,204	4.47%
Total held to maturity	-	-	-	-	690	4.65%	1,514	4.38%	2,204	4.47%
Total securities	6,420	0.25%	89,329	4.42%	16,073	4.41%	34,712	4.77%	146,534	4.32%

We did not hold any securities from a single issuer that exceeded 10% of total shareholders' equity as of December 31, 2009, except for mortgage-backed securities issued by government sponsored entities that had a carrying value of approximately $114,057,000 and $98,045,000 at December 31, 2009 and 2008, respectively.

Deposits

Asset growth during 2009 was funded primarily by the increase in deposits for the periods ended December 31, 2009 and 2008.

The balance in total deposits was distributed as follows:

	2009	2008	$ change	% change
Noninterest-bearing demand deposits	$ 47,601	$ 44,652	$ 2,949	6.60%
Total noninterest-bearing deposits	47,601	44,652	2,949	6.60%
NOW accounts	112,440	110,420	2,020	1.83%
Money market accounts	40,809	37,167	3,642	9.80%
Savings	20,520	15,978	4,542	28.43%
Brokered deposits	69,871	62,478	7,393	11.83%
Time deposits	219,373	183,971	35,402	19.24%
Total interest-bearing deposits	463,013	410,014	52,999	12.93%
Total deposits	$ 510,614	$ 454,666	$ 55,948	12.31%

Brokered deposits are certificates of deposit acquired from approved brokers on terms that are substantially similar to deposits acquired in the local market. Brokered deposits increased approximately $7,000,000 during 2009, and represented approximately 13.68% and 13.74% of total deposits at December 31, 2009 and 2008, respectively. The Bank will continue to carefully utilize these brokered deposits going forward to supplement other sources of

liquidity due to the relative ease at which these deposits can be acquired and replaced upon maturity, so long as the Bank is not subject to a formal enforcement action requiring it to maintain capital at levels higher than those required to be well-capitalized under the prompt corrective action provisions of the FDICIA, and their comparability to local market rates. The average cost of our brokered deposits at December 31, 2009 was 1.92%. During 2009, the average cost of these deposits was 2.44%. During the first sixty days of 2010, maturing brokered deposits were replaced at an average rate of 1.12%, a 132 basis point decrease from the 2009 average, with maturities ranging from 12 to 42 months.

The average balances of deposit accounts by category and the average rates paid thereon are presented below for the periods indicated:

	2009		**2008**		**2007**	
	Amount	**Rate**	**Amount**	**Rate**	**Amount**	**Rate**
			(dollars in thousands)			
Noninterest-bearing demand deposits	$ 45,761	0%	$ 48,331	0%	$ 53,336	0%
Interest-bearing demand deposits	150,384	1.23%	142,020	2.16%	127,704	3.88%
Savings deposits	17,340	1.39%	13,815	1.95%	8,673	1.05%
Time deposits	304,715	2.67%	224,055	4.28%	196,654	5.10%
Total	$ 518,200		$ 428,221		$ 386,367	

The balances in time certificates of deposit issued in amounts of $100,000 or more as of December 31, 2009, are shown below by time remaining until maturity:

	(dollars in thousands)
Three months or less	$ 50,418
Over three months through six months	31,459
Over six months through 12 months	57,412
Over 12 months	28,957
Total	$ 168,246

The average balance of interest-bearing demand and savings deposits increased approximately $11,889,000 during 2009. The average rate paid on these interest-bearing demand and savings deposits in 2009 was 1.25%, down from 2.14% in 2008.

The increase in certificates of deposit was the result of an increase in customer deposits, deposits received from a correspondent bank and acceptance of deposits through a national listing service. We offer certificate of deposit accounts on a wide range of terms in order to achieve sustained growth in a market area where there is strong competition for new deposits. Our total average cost of interest-bearing deposits (including demand, savings and certificate of deposit accounts) for 2009 was 2.17%, down from 3.40% in the prior year.

Shareholders' Equity

The decrease in shareholders' equity was primarily the result of the 2009 net loss of approximately $4,228,000. Accumulated other comprehensive income (loss) represents the net unrealized gain (losses) on securities available-for-sale. The decrease in shareholders' equity during 2009 was partially offset by the approximately $431,000 increase in accumulated comprehensive income from a net loss of $147,587 at December 31, 2008 to a net gain of $283,014 at December 31, 2009.

Interest Rate Sensitivity Management

Interest rate risk is the risk to earnings or market value of equity from the potential movement in interest rates. The primary purpose of managing interest rate risk is to reduce the effects of interest rate volatility and achieve reasonable stability of earnings from changes in interest rates and preserve the value of our equity. Changes in interest rates affect, among other things, our net interest income, volume of loan production and the fair value of financial instruments and our loan portfolio. A key component of our interest rate risk management policy is the maintenance of an appropriate mix of assets and liabilities.

Our earnings are affected not only by general economic conditions, but also by the monetary and fiscal policies of the U.S. and its agencies, particularly the Federal Reserve. The monetary policies of the Federal Reserve can influence the overall growth of loans, investment securities, and deposits and the level of interest rates earned on assets and paid for liabilities. The nature and impact of future changes in monetary policies are generally not predictable.

It is our objective to manage assets and liabilities to control the impact of interest rate fluctuations on earnings and to provide a satisfactory, consistent level of profitability within the framework of established cash, loan, investment, borrowing, and capital policies. Certain officers within the Bank are charged with the responsibility for monitoring policies and procedures that are designed to ensure acceptable composition of the asset/liability mix.

The Bank's asset/liability mix is monitored on a regular basis and a report reflecting the interest rate sensitive assets and interest rate sensitive liabilities is prepared and presented to our Board of Directors and management's asset/liability committee on a quarterly basis. The key objective of our asset/liability management policy is to monitor and adjust the mix of interest rate sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on earnings by matching rates and maturities of our interest-earning assets to those of our interest-bearing liabilities. An asset or liability is considered to be interest rate-sensitive if it will reprice or mature within the time period analyzed, usually one year or less.

We use interest rate sensitivity gap analysis to achieve the appropriate mix of interest rate-sensitive assets and liabilities. The interest rate-sensitivity gap is the difference between the interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within a given time period. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities. A gap is considered negative when the amount of interest rate-sensitive liabilities exceeds the amount of interest rate-sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income.

Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. If our assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

A simple interest rate "gap" analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Accordingly, we also evaluate how the repayment of particular assets and liabilities is impacted by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, unpredictable variables such as the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types of assets and liabilities may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as "interest rate caps"), that limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest rate gap.

The following table summarizes our interest-sensitive assets and liabilities as of December 31, 2009. Adjustable rate loans are included in the period in which their interest rates are scheduled to adjust. Fixed rate loans are included in the periods in which they are anticipated to be repaid based on scheduled maturities and anticipated prepayments. Investment securities are included in the period in which they are scheduled to mature while mortgage backed securities are included according to expected repayment. Certificates of deposit are presented according to contractual maturity dates.

Analysis of Interest Sensitivity
As of December 31, 2009
(dollars in thousands)

	0 - 3 months	3 - 12 months	1 - 3 years	Over three years	Total
Federal funds sold	$ 2,354	$ -	$ -	$ -	$ 2,354
Securities	6,060	24,248	24,169	92,057	146,534
Loans (1)	212,776	60,885	94,702	39,341	407,704
Total interest-earning assets	221,190	85,133	118,871	131,398	556,592
Interest-bearing liabilities:					
Interest-bearing demand deposits	153,249	-	-	-	153,249
Savings	20,520	-	-	-	20,520
Time deposits	75,888	161,097	50,847	1,412	289,244
Other borrowings	1,776	200	12,700	50,000	64,676
Total interest-bearing liabilities	251,433	161,297	63,547	51,412	527,689
Interest rate sensitivity gap	$ (30,243)	$ (76,164)	$ 55,324	$ 79,986	$ 28,903
Cumulative interest rate sensitivity gap	$ (30,243)	$ (106,407)	$ (51,083)	$ 28,903	
Interest rate sensitivity gap ratio	-13.67%	-89.46%	46.54%	60.87%	
Cumulative interest rate sensitivity gap ratio	-13.67%	-34.74%	-12.01%	5.19%	

(1) Includes nonaccrual loans

During the fourth quarter of 2008, the Federal Reserve, in response to increasing economic instability, further reduced the targeted federal funds rate such that the targeted rate was less than 0.25% throughout 2009 compared to an average rate of 2.09% throughout 2008.

At December 31, 2009, the Bank's cumulative one-year interest rate sensitivity gap ratio was (13.67%), which would tend to indicate that our interest-earning assets will re-price during this period at a rate slower than our interest-bearing liabilities. In an extended declining interest rate environment, this would be expected as the majority of our interest-earning assets reprice more quickly than our interest-bearing liabilities and would have more closely followed the magnitude and direction of the changing interest rates. Our interest-earning assets are likely much closer to their current interest rate environment yield levels than a significant portion of our interest-bearing liabilities, particularly time deposits and other longer term borrowings, which should continue to reprice downward as outstanding liabilities originated during periods of higher interest rates mature and get replaced at lower rates. Additionally, the effects of certain categories of interest-bearing liabilities, primarily interest-bearing demand deposits and overnight federal funds purchased, tend to be overstated in our gap analysis and we believe that the spread between our interest-earning assets and interest-bearing liabilities will not be affected as much by the repricing period for these deposits as they will by the current interest rate environment. These particular shorter term liabilities, like our interest-earning assets, are probably at or much closer to their current rate environment yield levels than other longer-term liabilities mentioned above.

Return on Assets and Equity

The following table summarizes our return on average assets and return on average equity as well as our dividend payout ratio for the years ended December 31, 2009, 2008 and 2007:

	For the Years Ended At December 31,		
	2009	**2008**	**2007**
Return on average assets	-0.64%	0.56%	0.77%
Return on average equity	-8.14%	6.48%	9.81%
Average equity as a percentage of average assets	7.88%	8.68%	7.83%
Cash dividend payout ratio	0.00%	30.65%	0.00%

Capital Adequacy and Liquidity

Our funding sources primarily include customer-based core deposits and customer repurchase accounts. The Bank, being situated in a market that relies on tourism as its principal industry, can be subject to periods of reduced deposit funding because tourism in Sevier County is seasonably slow in the winter months. The Bank manages seasonal deposit outflows through its secured Federal Funds lines of credit at several correspondent banks. Those lines totaled $23 million as of December 31, 2009, and are available on one day's notice. The Bank also has a cash management line of credit in the amount of $100 million from the FHLB of Cincinnati as well as a line of credit totaling approximately $15 million from the Federal Reserve Discount Window that the Bank uses to meet short-term liquidity demands.

Capital adequacy is important to the continued financial safety and soundness and growth of the Bank and the Company. Our banking regulators have adopted risk-based capital and leverage guidelines to measure the capital adequacy of national banks and bank holding companies. Based on these guidelines, management believes the Bank and the Company are "well capitalized."

Regulatory Capital Requirements

The Bank and Company are subject to minimum capital standards as set forth by federal bank regulatory agencies.

Capital for regulatory purposes differs from equity as determined under generally accepted accounting principles. Generally, "Tier 1" regulatory capital will equal capital as determined under generally accepted accounting principles together with eligible trust preferred securities and less any unrealized gains or losses on securities available for sale, while "Tier 2" capital includes the allowance for loan losses up to certain limitations. Total risk based capital is the sum of Tier 1 and Tier 2 capital.

Total capital at the Bank also has an important effect on the amount of FDIC insurance premiums paid. Institutions not considered well capitalized are subject to higher rates for FDIC insurance.

The Bank is subject to the supervision, examination and reporting requirements of the National Bank Act and the regulations of the OCC. In the first quarter of 2010, the Bank agreed to an OCC requirement to maintain a minimum Tier 1 capital to average assets ratio of 9% and a minimum total capital to risk-weighted assets ratio of 13%. Had these new minimum requirements been effective as of December 31, 2009, the Bank would have been in compliance.

The table below set forth the Company's capital ratios as of the periods indicated:

	December 31,	
	2009	2008
Tier 1 Risk-Based Capital	12.89%	13.34%
Regulatory minimum	4.00%	4.00%
Total Risk-Based Capital	14.16%	14.44%
Regulatory minimum	8.00%	8.00%
Tier 1 Leverage	9.23%	10.51%
Regulatory minimum	4.00%	4.00%

The table below sets forth the Bank's capital ratios as of the periods indicated:

	December 31,	
	2009	2008
Tier 1 Risk-Based Capital	12.75%	13.19%
Regulatory minimum	4.00%	4.00%
Well-capitalized	6.00%	6.00%
Total Risk-Based Capital	14.02%	14.29%
Regulatory minimum	8.00%	8.00%
Well-capitalized	10.00%	10.00%
Tier 1 Leverage	9.14%	10.41%
Regulatory minimum	4.00%	4.00%
Well-capitalized	5.00%	5.00%

In November 2003, the Company formed a wholly owned Delaware statutory trust subsidiary, MNB Capital Trust I. This subsidiary issued approximately $5.5 million in trust preferred securities, guaranteed by the Company on a junior subordinated basis. In June 2006, the Company formed a wholly owned Delaware statutory trust subsidiary, MNB Capital Trust II. This subsidiary issued approximately $7.5 million in trust preferred securities, guaranteed by the Company on a junior subordinated basis. The Company obtained the proceeds from the trusts'

sale of trust preferred securities by issuing junior subordinated debentures to the trusts. Under the Financial Accounting Standards Board's revised Interpretation No. 46 ("FIN 46R"), the trust subsidiaries must be deconsolidated with the Company for accounting purposes. As a result of this accounting pronouncement, the Federal Reserve adopted changes to its capital rules with respect to the regulatory capital treatment afforded to trust preferred securities. The Federal Reserve's current rules permit qualified trust preferred securities and other restricted capital elements to be included as Tier 1 capital up to 25% of core capital, net of goodwill and intangibles. The Company believes that its trust preferred securities qualify under these revised regulatory capital rules and expects that it will continue to treat the eligible portion of its $13,000,000 of trust preferred securities as Tier 1 capital.

Liquidity is the ability of a company to convert assets into cash or cash equivalents without significant loss. Our liquidity management involves maintaining our ability to meet the day-to-day cash flow requirements of our customers, whether they are depositors wishing to withdraw funds or borrowers requiring funds to meet their credit needs. Without proper liquidity management, we would not be able to perform the primary function of a financial intermediary and would, therefore, not be able to meet the production and growth needs of the communities we serve.

The primary function of asset and liability management is not only to assure adequate liquidity in order for us to meet the needs of our customer base, but also to maintain an appropriate balance between interest-sensitive assets and interest-sensitive liabilities so that we can also meet the investment objectives of our shareholders. For additional information relating to our interest rate sensitivity management, refer to the discussion above under the heading "Interest Rate Sensitivity Management." Daily monitoring of the sources and uses of funds is necessary to maintain an acceptable cash position that meets both the needs of our customers and the objectives of our shareholders. In a banking environment, both assets and liabilities are considered sources of liquidity funding and both are therefore monitored on a daily basis.

Off-Balance Sheet Arrangements

Our only material off-balance sheet arrangements consist of commitments to extend credit and standby letters of credit issued in the ordinary course of business to facilitate customers' funding needs or risk management objectives.

Commitments and Lines of Credit

In the ordinary course of business, the Bank has granted commitments to extend credit and standby letters of credit to approved customers. Generally, these commitments to extend credit have been granted on a temporary basis for seasonal or inventory requirements and have been approved by the Bank's loan committee. These commitments are recorded in the financial statements as they are funded. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitment amounts expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The following is a summary of the Bank's commitments outstanding at December 31, 2009 and 2008.

	2009	2008
	(dollars in thousands)	
Commitments to extend credit	$ 50,702	$ 82,097
Standby letters of credit	5,801	9,885
Totals	$ 56,503	$ 91,982

Commitments to extend credit include unused commitments for open-end lines secured by 1-4 family residential properties, commitments to fund loans secured by commercial real estate, construction loans, land development loans, and other unused commitments. Commitments to fund commercial real estate, construction, and land development loans decreased approximately $22,485,000 during 2009, reflecting current economic conditions in our market.

Effects of Inflation

Our consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operational results in terms of historic dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Inflation generally increases the costs of funds and operating overhead, and to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant effect on the performance of a financial institution than the effects of general levels of inflation. In addition, inflation affects financial institutions' cost of goods and services purchased, the cost of salaries and benefits, occupancy expense, and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect liquidity, earnings, and stockholders' equity. Mortgage originations and refinancings tend to slow as interest rates increase, and likely will reduce the Bank's volume of such activities and the income from the sale of residential mortgage loans in the secondary market.

Significant Accounting Changes

The information appearing under "Note 18. Recent Accounting Pronouncements" in the 2009 notes to the financial statements is incorporated herein by reference.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements of the Company, including notes thereto, and the reports of the Company's independent registered public accounting firm are included in this Annual Report on Form 10-K beginning at page F-1 and are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A(T). CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports and other information filed with the Commission, under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and that such information is accumulated and communicated to the management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

The Company carried out an evaluation, under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. Based upon the foregoing, the Chief Executive Officer along with the Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures are effective.

Changes in Internal Control over Financial Reporting

During the fourth quarter of 2009 there were no changes in the Company's internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting. Internal control is designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation of reliable published financial statements. Internal control over financial reporting includes self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

Because of inherent limitations in any system of internal control, no matter how well designed, misstatements due to error or fraud may occur and not be detected, including the possibility of the circumvention or overriding of controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, internal control effectiveness may vary over time.

Management assessed the Company's internal control over financial reporting as of December 31, 2009. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this

assessment, the Chief Executive Officer and Chief Financial Officer concluded that the Company maintained effective internal control over financial reporting as of December 31, 2009 based on the specified criteria.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information appearing under the headings "Proposal #1 Election of Directors," "Additional Information Concerning the Company's Board of Directors and Committees" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement (the "2010 Proxy Statement") relating to the annual meeting of shareholders of the Company, scheduled to be held on May 18, 2010, is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information appearing under the heading "Compensation of Named Executive Officers and Directors" in the 2010 Proxy Statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information appearing under the heading "Outstanding Voting Securities of the Company and Principal Holders Thereof" in the 2010 Proxy Statement is incorporated herein by reference.

The information appearing under "Note 14. Stock Options and Warrants" in the 2009 notes to the financial statements is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information appearing under the headings "Certain Relationships and Transactions" and "Proposal #1 Election of Directors" in the 2010 Proxy Statement is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information appearing under the caption "Proposal #3 - Ratification of the Appointment of Independent Registered Public Accounting Firm" in the 2010 Proxy Statement is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial statements. See Item 8.
(a)(2) Financial statement schedules. Inapplicable.
(a)(3) The following exhibits are filed as a part of or incorporated by reference in this report:

Exhibit No.	Description of Exhibit
2.1	Plan of Reorganization dated March 28, 2003, by and between the Company and Mountain National Bank (included as Exhibit 2.1 to the Report on Form 8-K12G3 of the Company, dated July 12, 2003 (File No. 000-49912), previously filed with the Commission and incorporated herein by reference).
2.2	Amendment to Plan of Reorganization dated July 1, 2003 (included as Exhibit 2.2 to the Report on Form 8-K12G3 of the Company, dated July 12, 2003 (File No. 000-49912), previously filed with the Commission and incorporated herein by reference).
3.1	Charter of Incorporation of the Company, as amended (Restated for SEC filing purposes only).
3.2	Amended and Restated Bylaws of the Company, as amended (included as Exhibit 3.1 to the Report on Form 8-K of the Company, dated March 31, 2010 (File No. 000-49912), previously filed with the Commission and incorporated herein by reference).
10.1	Stock Option Plan of the Company, as amended (included as Exhibit 10.1 to the Report on Form 8-K of the Company, dated May 19, 2006 (File No. 000-49912), previously filed with the Commission and incorporated herein by reference)*
10.2	Stock Option Agreement of Dwight B. Grizzell (assumed by Company) (included as Exhibit 10.3 to the Company's Form 10-KSB for the year ended December 31, 2002 and incorporated herein by reference)*
10.3	Summary Description of Director and Named Executive Officer Compensation Arrangements*

10.4	Form of Warrant Agreement (included as Exhibit 10.5 to the Company's Form SB-2/A filed with the Commission on August 23, 2005)
10.5	Employment Agreement dated as of May 15, 2009 by and among Mountain National Bank, Mountain National Bancshares, Inc. and Grace McKinzie (included as Exhibit 10.1 to the Report on Form 8-K of the Company, dated March 31, 2010 (File No. 000-49912), previously filed with the Commission and incorporated herein by reference)*
10.6	Employment Agreement dated as of May 28, 2009 by and among Mountain National Bank, Mountain National Bancshares, Inc. and Michael Brown (included as Exhibit 10.2 to the Report on Form 8-K of the Company, dated March 31, 2010 (File No. 000-49912), previously filed with the Commission and incorporated herein by reference)*
10.7	Employment Agreement dated as of May 18, 2009 by and among Mountain National Bank, Mountain National Bancshares, Inc. and Richard Hubbs (included as Exhibit 10.3 to the Report on Form 8-K of the Company, dated March 31, 2010 (File No. 000-49912), previously filed with the Commission and incorporated herein by reference)*
10.8	Amended and Restated Salary Continuation Agreement, dated January 19, 2007, by and between Mountain National Bank and Dwight Grizzell. (included as Exhibit 10.8 to the Company's Form 10-K for the year ended December 31, 2007 and incorporated herein by reference)*
10.9	Amendment, dated November 19, 2007, to Amended and Restated Salary Continuation Agreement, by and between Mountain National Bank and Dwight Grizzell. (included as Exhibit 10.9 to the Company's Form 10-K for the year ended December 31, 2007 and incorporated herein by reference)*
10.10	Amended and Restated Salary Continuation Agreement, dated January 19, 2007, by and between Mountain National Bank and Michael Brown. (included as Exhibit 10.10 to the Company's Form 10-K for the year ended December 31, 2007 and incorporated herein by reference)*
10.11	Amendment, dated November 19, 2007, to Amended and Restated Salary Continuation Agreement, by and between Mountain National Bank and Michael Brown. (included as Exhibit 10.11 to the Company's Form 10-K for the year ended December 31, 2007 and incorporated herein by reference)*
10.12	Amended and Restated Salary Continuation Agreement, dated January 19, 2007, by and between Mountain National Bank and Grace McKinzie. (included as Exhibit 10.12 to the Company's Form 10-K for the year ended December 31, 2007 and incorporated herein by reference)*
10.13	Amendment, dated November 19, 2007, to Amended and Restated Salary

	Continuation Agreement, by and between Mountain National Bank and Grace McKinzie. (included as Exhibit 10.13 to the Company's Form 10-K for the year ended December 31, 2007 and incorporated herein by reference)*
10.14	Agreement, dated June 2, 2009, by and between Mountain National Bank and the Office of the Comptroller of the Currency. (included as Exhibit 10.1 to the Report on Form 8-K of the Company, dated June 5, 2009, (File No. 000-49912), previously filed with the Commission and incorporated herein by reference)
21	Subsidiaries of the Company
23	Consent of Independent Registered Public Accounting Firm
31.1	Certificate of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certificate of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certificate of CEO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certificate of CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Denotes management contract or compensatory plan or arrangement.

The Company is a party to certain agreements entered into in connection with the offering by MNB Capital Trust I of an aggregate of $5,500,000 in trust preferred securities and the offering by MNB Capital Trust II of an aggregate of $7,500,000 in trust preferred securities, as more fully described in this Annual Report on Form 10-K. In accordance with Item 601(b)(4)(iii) of Regulation S-K, and because the total amount of the trust preferred securities is not in excess of 10% of the Company's total assets, the Company has not filed the various documents and agreements associated with the trust preferred securities herewith. The Company has, however, agreed to furnish copies of the various documents and agreements associated with the trust preferred securities to the Commission upon request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOUNTAIN NATIONAL BANCSHARES, INC.
(Registrant)

By: /s/ Dwight B. Grizzell
Dwight B. Grizzell
President and Chief Executive Officer
Date: March 31, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Dwight B. Grizzell — Date: March 31, 2010
Dwight B. Grizzell, President,
Chief Executive Officer and Director

/s/ Richard A. Hubbs — Date: March 31, 2010
Richard A. Hubbs, Senior Vice President and
Chief Financial Officer (Principal Financial
and Accounting Officer)

/s/ James E. Bookstaff — Date: March 31, 2010
James E. Bookstaff, Director

/s/ Gary A. Helton — Date: March 31, 2010
Gary A. Helton, Director

/s/ Charlie R. Johnson — Date: March 31, 2010
Charlie R. Johnson, Director

/s/ Sam L. Large — Date: March 31, 2010
Sam L. Large, Director

/s/ Jeffrey J. Monson
Jeffrey J. Monson, Director

Date: March 31, 2010

/s/ Linda N. Ogle
Linda N. Ogle, Director

Date: March 31, 2010

/s/ Michael C. Ownby
Michael C. Ownby, Director

Date: March 31, 2010

/s/ John M. Parker
John M. Parker, Director

Date: March 31, 2010

/s/ Ruth Reams
Ruth Reams, Director

Date: March 31, 2010

EXHIBIT 21

Subsidiaries of the Company:

Mountain National Bank, a national banking association
MNB Capital Trust I, a Delaware statutory trust
MNB Capital Trust II, a Delaware statutory trust
MNB Holdings, Inc., a Tennessee corporation
MNB Investments, Inc., a Nevada corporation
MNB Real Estate, Inc., a Maryland corporation

EXHIBIT 31.1

CERTIFICATIONS

I, Dwight B. Grizzell, certify that:

1. I have reviewed this annual report on Form 10-K of Mountain National Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the

audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2010

/s/ Dwight B. Grizzell
Dwight B. Grizzell
President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATIONS

I, Richard A. Hubbs, certify that:

1. I have reviewed this annual report on Form 10-K of Mountain National Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the

audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting

Date: March 31, 2010

/s/ Richard A. Hubbs
Richard A. Hubbs
Senior Vice President and Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Mountain National Bancshares, Inc. (the "Company") on Form 10-K for the year ended December 31, 2009 (the "Report"), I, Dwight B. Grizzell, Chief Executive Officer of the Company, do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 31, 2010

/s/ Dwight B. Grizzell
Dwight B. Grizzell, Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Mountain National Bancshares, Inc. (the "Company") on Form 10-K for the year ended December 31, 2009 (the "Report"), I, Richard A. Hubbs, Senior Vice President and Chief Financial Officer of the Company, do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 31, 2010

/s/ Richard A. Hubbs
Richard A. Hubbs, Senior Vice President and
Chief Financial Officer